      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 1996


                                                       REGISTRATION NO. 333-2764
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                              99 CENTS ONLY STORES
             (Exact Name of Registrant as Specified in Its Charter)

        CALIFORNIA                      5331                      95-2411605
      (State or Other           (Primary or Standard           (I.R.S. Employer
      Jurisdiction of                Industrial               Identification No.)
     Incorporation or        Classification Code Number)
       Organization)

                        4000 EAST UNION PACIFIC AVENUE,
                       CITY OF COMMERCE, CALIFORNIA 90023
                                 (213) LUCKY-99
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                  CARL L. WOOD
                         4000 EAST UNION PACIFIC AVENUE
                                CITY OF COMMERCE
                                CALIFORNIA 90023
                                 (213) LUCKY-99
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                               Agent for Service)

                         ------------------------------

                                   COPIES TO:

          LAURIE E. DAVIS, ESQ.              C. N. FRANKLIN REDDICK III, ESQ.        LEE M. WEINBERG, ESQ.
Demetriou, Del Guercio, Springer & Moyer,   Troop Meisinger Steuber & Pasich,          Riordan & McKinzie
                   LLP                                     LLP                    300 South Grand Avenue, 29th
    801 South Grand Avenue, 10th Floor        10940 Wilshire Boulevard, 6th                  Floor
      Los Angeles, California 90017                       Floor                  Los Angeles, California 90071
              (213) 624-8407                  Los Angeles, California 90024              (213) 629-4827
                                                      (310) 824-7000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                           --------------------------

    If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                              99 CENTS ONLY STORES

                             CROSS-REFERENCE SHEET

FORM S-1 ITEM NUMBER AND CAPTION                                       CAPTION OR LOCATION IN PROSPECTUS
- -----------------------------------------------------------  -----------------------------------------------------
  1.  Forepart of the Registration Statement and Outside
        Front Cover Page of Prospectus.....................  Facing Page; this Cross-Reference Sheet; Outside
                                                               Front Cover Page of Prospectus
  2.  Inside Front and Outside Back Cover Pages of
        Prospectus.........................................  Inside Front and Outside Back Cover Pages of
                                                               Prospectus
  3.  Summary Information, Risk Factors and Ratio of
        Earnings to Fixed Charges..........................  Prospectus Summary; Risk Factors; Selected Financial
                                                               and Certain Operating Data
  4.  Use of Proceeds......................................  Use of Proceeds; Business
  5.  Determination of Offering Price......................  Underwriting
  6.  Dilution.............................................  Dilution
  7.  Selling Security Holders.............................  Not Applicable
  8.  Plan of Distribution.................................  Outside Front Cover Page of Prospectus; Underwriting
  9.  Description of Securities to be Registered...........  Description of Capital Stock
 10.  Interests of Named Experts and Counsel...............  Experts
 11.  Information with Respect to the Registrant...........  Prospectus Summary; Risk Factors; Termination of S
                                                               Corporation Status; Use of Proceeds;
                                                               Capitalization; Dividend Policy; Dilution; Selected
                                                               Financial and Certain Operating Data; Management's
                                                               Discussion and Analysis of Results of Operations
                                                               and Financial Condition; Business; Management;
                                                               Principal Shareholders; Description of Capital
                                                               Stock; Financial Statements
 12.  Disclosure of Commission Position on Indemnification
        for Securities Act Liabilities.....................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED MAY 21, 1996


                                4,250,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               ------------------

    All of the shares of Common Stock, no par value per share (the "Common Stock"), offered hereby are being offered by 99 CENTS Only Stores ("99 CENTS Only Stores" or the "Company"). Prior to this offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $10.99 and $12.99 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.


    Subject to official notice of issuance, the Common Stock has been approved for listing on the New York Stock Exchange under the symbol "NDN."

                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

THESE SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES  AND
EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO  THE  CONTRARY  IS  A  CRIMINAL
                                    OFFENSE.

                                                                UNDERWRITING
                                            PRICE TO             DISCOUNTS            PROCEEDS TO
                                           THE PUBLIC       AND COMMISSIONS (1)     THE COMPANY (2)
Per Share...........................           $                     $                     $
Total (3)...........................           $                     $                     $

(1) See "Underwriting" for information concerning indemnification of the Underwriters by the Company and its existing shareholders (the "Existing Shareholders") and other matters.
(2) Before deducting expenses estimated at $650,000 payable by the Company. Of the Proceeds to the Company, $39.9 million will be distributed to the Existing Shareholders in payment of notes issued and dividends payable declared in connection with the termination of the Company's S corporation status. See "Use of Proceeds."
(3) The Company has granted the Underwriters a 30-day option to purchase up to 637,500 additional shares of Common Stock at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be
    $    , $    and $     , respectively. See "Underwriting."
                            ------------------------

    The shares  of Common  Stock are  being offered  by the  Underwriters  named herein, subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the Underwriters and subject to certain prior conditions, including the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of EVEREN Clearing Corporation in New York, New York or through the facilities of The Depository Trust Company in New York, New York, on
or about           , 1996.
                            ------------------------

EVEREN SECURITIES, INC.

                           NATWEST SECURITIES LIMITED

                                                           CROWELL, WEEDON & CO.

                The date of this Prospectus is           , 1996

                     GRAND OPENING -- HUNTINGTON PARK STORE

For grand openings, the Company sells 9 color televisions, 9 microwave ovens and 99 other promotional items for only 99 CENTS to attract additional attention and publicity. 99 CENTS Only Stores' grand openings typically garner large crowds and media coverage.

                            ------------------------

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                DESCRIPTION OF PHOTOGRAPH: PRE-OPENING CROWD AT
                      HUNTINGTON PARK STORE GRAND OPENING

                                    CAPTIONS

 99 CENTS ONLY STORES-REGISTERED TRADEMARK- IS A LEADING DEEP-DISCOUNT RETAILER
                       OF PRIMARILY NAME-BRAND, CLOSE-OUT
   AND REGULARLY AVAILABLE GENERAL MERCHANDISE AT AN AFFORDABLE, SINGLE PRICE
                                     POINT.

99 CENTS ONLY STORES-REGISTERED TRADEMARK- ARE ATTRACTIVELY MERCHANDISED, CLEAN,
                                  FULL-SERVICE
      "DESTINATION" LOCATIONS THAT OFFER AN EXCITING SHOPPING ENVIRONMENT.

 DESCRIPTION OF PHOTOGRAPHS: IN STORE DISPLAYS OF THE REGISTRANT'S MERCHANDISE.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL DATA, INCLUDING THE FINANCIAL STATEMENTS AND NOTES THERETO, INCLUDED ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION PRESENTED ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION TO PURCHASE UP TO 637,500 ADDITIONAL SHARES OF COMMON STOCK. SEE "UNDERWRITING." THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

                                  THE COMPANY

   99 CENTS Only Stores-Registered Trademark- is a leading deep-discount retailer of primarily name-brand, close-out and regularly available general merchandise at an affordable, single price point. The Company operates a chain of 38 value-priced 99 CENTS Only Stores in Southern California and also distributes merchandise through its Bargain Wholesale-SM- division. The Company believes that it operates the nation's oldest existing one-price general merchandise chain and that it was the first chain to sell all merchandise at a 99 CENTS or $1.00 single price point. 99 CENTS Only Stores are attractively merchandised, clean, full-service "destination" locations that offer customers significant value on their everyday household needs in an exciting shopping environment. Bargain Wholesale distributes products at prices generally below normal wholesale to both small and large domestic retailers, other distributors and exporters. Bargain Wholesale complements the Company's retail operation by allowing the Company to purchase in larger volume at more favorable pricing and to generate additional net sales with relatively small incremental increases in operating expenses.


    In 1995, the Company recognized record pro forma net income of $9.6 million on record revenues of $152.8 million and record operating income of $16.9 million. During the three-month period ended March 31, 1996, the Company recognized pro forma net income of $2.5 million on revenues of $42.3 million and operating income of $4.4 million. From its first store opening in 1982, the Company's growing chain of 99 CENTS Only Stores has expanded to 38 stores. The Company's 99 CENTS Only Stores operations accounted for $122.0 million (or approximately 80%) of the Company's net sales in 1995. The Company plans to open 7 or 8 new stores in each of 1996 and 1997. Of the stores planned for 1996, the Company has already opened 2 stores and has signed leases for 2 additional stores as of the date of this Prospectus. Bargain Wholesale, which commenced operations in 1976, accounted for $30.3 million (or approximately 20%) of the Company's net sales in 1995. Bargain Wholesale's recent growth is primarily attributable to an increased focus on large domestic and international accounts and expansion into new geographic markets.


    The Company believes that its attractive store-level economics will facilitate its planned expansion. The average investment per new store opened in 1994, including capital expenditures and inventory on-hand (as of December 31, 1994) but excluding pre-opening expenses, was approximately $561,000. New stores opened in 1994 had average net sales of approximately $4.2 million during the first year of operation. In 1995, the Company's operating margin was 11.0%.

    The Company sells consumer items in staple product categories including beverages and food, health and beauty aids, household products (cleaning supplies, paper goods, ETC.), housewares (glassware, kitchen items, ETC.) and hardware. The Company purchases most of its merchandise directly from the manufacturer. The Company's suppliers include many of the nation's leading consumer product companies. During 1995, the Company purchased merchandise from more than 999 suppliers, including Colgate-Palmolive Company, The Dial Corp., Eveready Battery Company, Inc., General Electric Company, Gerber Products Company, The Gillette Company, Hershey Foods Corporation, Johnson & Johnson, Kraft General Foods Inc., Lever Brothers Company, Mattel, Inc., The Mead Corporation, Nabisco, Inc., Nestle, The Pillsbury Company, The Procter & Gamble Company, Revlon, Inc. and SmithKline Beecham Corporation.

    The Company's 99 CENTS Only Stores offer customers quality merchandise generally at a significant discount from normal retail. The Company believes that word-of-mouth advertising and its affordable, single price point help attract new customers. The Company also believes that frequent repeat visits and impulse purchases are encouraged by the value and quality of the Company's merchandise, the wide mix of consistently available everyday consumables and the continuously changing selection of name-brands and other quality close-outs.

   99 CENTS Only Stores are typically either free-standing buildings or anchor locations in an outdoor shopping center. The existing 99 CENTS Only Stores average over 12,000 gross square feet. Since 1993, the Company has opened 11 new stores (including 2 relocations in 1995) that average over 16,000 gross square feet. The Company currently targets new store locations ranging from 15,000 to 23,000 gross square feet. The Company believes that its larger 99 CENTS Only Stores allow it to fully display its wide assortment of merchandise in a more attractive format, carry deeper stock positions and provide customers with a more inviting and convenient environment that encourages longer shopping. The Company's decision to target larger stores reflects the higher average annual store revenues typically achieved by these stores. Except for three relocations to larger, nearby sites and one store closure as the result of a fire, the Company has never closed one of its 99 CENTS Only Stores.

    The Company's near-term retail expansion strategy continues to focus on Southern California, as the Company believes that this region offers substantial opportunities for continued profitable growth. Clustering stores in this geographic area also permits the Company to take advantage of management, distribution and advertising efficiencies. The Company expects that expansion in its wholesale division will be driven by its continued focus on large domestic and international accounts and the expansion of its geographic markets. The Company maintains an 880,000 square foot single-story warehouse and distribution facility located in Los Angeles County, California. The Company's corporate offices are also located in this facility. The Company believes its current warehouse facility will support distribution to more than 99 stores in Southern California.

    The Company is a California corporation. Its executive offices are located at 4000 East Union Pacific Avenue, City of Commerce, California 90023, and its telephone numbers are (213) LUCKY-99 and (213) JUST-BUY.

                                  THE OFFERING


Common Stock Offered
  by the Company........................  4,250,000 shares (1)
Common Stock to be outstanding
  after the Offering....................  14,179,135 shares (2)
Use of Proceeds.........................  To  fund  a  distribution  of  $39.9 million  to  pay  notes  issued and dividends payable declared  to the Existing  Shareholders in  connection with  the termination of  the Company's S  corporation status, to expand retail operations  and  for  general corporate  purposes.  See  "Use  of
                                          Proceeds."
Proposed New York Stock Exchange
  Symbol................................  "NDN"


- ---------------
(1) Assumes no exercise of the over-allotment option granted by the Company to the Underwriters.

(2) Excludes 500,000 shares of Common Stock reserved for future issuance pursuant to options outstanding under the Company's 1996 Stock Option Plan. Under the treasury stock method of computing earnings per share, these options represent 42,083 equivalent shares. See "Management -- Stock Option Plan."

                  SUMMARY FINANCIAL AND CERTAIN OPERATING DATA

    The following information should be read in conjunction with the Company's Financial Statements and the notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this Prospectus. See also "Selected Financial Data."

                                                                                                        THREE MONTHS
                                                     YEAR ENDED DECEMBER 31,                          ENDED MARCH 31,
                                 ---------------------------------------------------------------  ------------------------
                                    1991         1992         1993         1994         1995         1995         1996
                                 -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                   (IN THOUSANDS, EXCEPT PER SHARE AND SALES PER SQUARE FOOT DATA AND NUMBER OF STORES)
STATEMENTS OF INCOME DATA:
Net sales:
  99 CENTS Only Stores.........  $  89,967    $  95,873    $ 101,828    $ 110,724    $ 121,998    $  27,092    $  32,256
  Other retail operations
    (1)........................      3,104        3,125        3,093        2,097          492          327           --
  Bargain Wholesale............     19,544       21,938       18,028       18,916       30,337        6,138       10,020
                                 -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Total......................    112,615      120,936      122,949      131,737      152,827       33,557       42,276
Gross profit...................     37,626       41,188       41,469       43,692       50,667       11,127       13,466
Selling, general and
  administrative expenses......     23,482       29,060       32,081       32,661       33,809        7,753        9,066
Operating income...............     14,144       12,128        9,388       11,031       16,858        3,374        4,400
Special litigation provision
  (reversal) (2)...............      2,100           --           --       (2,900)          --           --           --
Income before pro forma
  provision for income taxes
  (3)..........................     12,083       12,178        9,343       13,167       16,103        3,185        4,211
Pro forma net income
  (unaudited) (3)..............      7,236        7,439        5,866        8,004        9,594        1,947        2,492
Pro forma earnings per
  common share (unaudited)
  (3)(4).......................                                                      $    0.72                 $    0.19
Pro forma weighted average
  number of common shares
  outstanding (unaudited)
  (3)(4).......................                                                         13,298                    13,298
COMPANY OPERATING DATA:
99 CENTS Only Stores net sales
  growth.......................       17.1 %        6.6 %        6.2 %        8.7 %       10.2 %                    19.1 %
Bargain Wholesale
  net sales growth.............       50.4 %       12.2 %      (17.8)%        4.9 %       60.4 %                    63.2 %
Total Company net sales
  growth.......................       21.9 %        7.4 %        1.7 %        7.1 %       16.0 %                    26.0 %
Gross margin...................       33.4 %       34.1 %       33.7 %       33.2 %       33.2 %       33.2 %       31.9 %
Operating margin...............       12.6 %       10.0 %        7.6 %        8.4 %       11.0 %       10.1 %       10.4 %
Pro forma net income margin....        6.4 %        6.2 %        4.8 %        6.1 %        6.3 %        5.8 %        5.9 %
RETAIL OPERATING DATA (5):
Number of stores open
  at end of period.............         24           30           31           34           36           34           38
Change in comparable stores
  net sales (6)................       (0.3)%       (8.6)%       (3.5)%       (1.4)%       (0.2)%                     6.2 %
Change in comparable stores
  net sales, as adjusted (7)...                                              (0.2)%        2.2 %                     6.3 %
Average net sales per store
  open for the full period.....  $   3,826    $   3,550    $   3,349    $   3,267    $   3,467    $     797    $     875
Average net sales per estimated
  saleable square foot (8).....  $     462    $     417    $     388    $     396    $     397    $      92    $      97

                                                                                              AT MARCH 31, 1996
                                                                                          -------------------------
                                                                                                       PRO FORMA
                                                                                                      AS ADJUSTED
                                                                                           ACTUAL         (9)
                                                                                          ---------  --------------
BALANCE SHEET DATA:
Working capital (deficit)...............................................................  $  (5,043)   $   34,179
Total assets............................................................................     58,838        66,942
Long-term debt..........................................................................         --            --
Capitalized lease obligation, including current portion.................................      9,828         9,828
Total shareholders' equity..............................................................      2,353        45,820

- ---------------
SEE NOTES ON FOLLOWING PAGE.

(1) The Company operated stores during the periods presented under different tradenames pending conversion to the 99 CENTS Only Stores format or their eventual closing. Only one such store was operated by the Company in 1995, and that store was closed in May 1995. See "Business -- Store Locations."

(2) See "Business -- Legal Proceedings" and Note 7 to "Notes to Financial Statements."

(3) Prior to May 1, 1996, the Company was treated as an S corporation for federal and state income tax purposes. See "Termination of S Corporation Status." The pro forma presentation reflects a provision for income taxes as if the Company had always been a C corporation, at an assumed effective tax rate of 40.1% in 1991 and 1992, 41.0% in 1993, 1994 and 1995 and for the
    three-month periods ended March 31, 1995 and 1996, plus the effect of deferred taxes and tax credits.

(4) Pro forma earnings per common share have been computed by dividing pro forma net income by the pro forma weighted average number of common shares and common stock equivalents outstanding. Pro forma weighted average common equivalent shares include 3,327,000 shares offered hereby at an assumed price of $12.00 per share to fund certain notes issued and dividends payable declared to the Existing Shareholders, in connection with the termination of the Company's S Corporation status. Common stock equivalents include all outstanding stock options and warrants after applying the treasury stock method. All currently outstanding options have been considered outstanding for all fiscal years presented and are included in the calculation of the weighted average number of common shares and common stock equivalents outstanding for pro forma earnings per common share computations in accordance with the rules of the Securities and Exchange Commission (the "Commission").

(5)  Includes  retail operating  data  solely for  the  Company's 99  CENTS Only
    Stores.

(6) Change in comparable stores net sales compares net sales for stores open for the entire two periods compared.

(7) Excludes the Company's Fairfax/Wilshire # 1 store, which remained open after a larger new store (Fairfax/Wilshire #2) was opened fewer than 500 feet away in August 1994. For a discussion of the Company's strategy of opening larger new stores in close proximity to existing stores, see "Management's Discussion and Analysis of Results of Operations and Financial Condition -- General."

(8) Computed based upon estimated total saleable square footage of stores open for the entire period.

(9) Adjusted to reflect (i) the conversion of the Company from an S corporation to a C corporation, and (ii) the sale of 4,250,000 shares of Common Stock offered by the Company hereby, based upon an assumed public offering price of $12.00 per share, and the application of the estimated net proceeds therefrom, including the payment of $39.9 million of certain notes issued and dividends payable declared to the Existing Shareholders in connection with the termination of the Company's S corporation status. See "Use of Proceeds," "Capitalization" and Note 4 of "Notes to Financial Statements."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

DEPENDENCE ON EXPANSION FOR FUTURE GROWTH

    The Company's future operating results will depend largely upon its ability to open and operate new stores successfully and to manage a larger business profitably. In 1993, 1994 and 1995, the Company opened one, four and four stores, respectively (one, three and two stores, respectively, net of relocated stores and one store closed as the result of a fire). During 1996, the Company has opened two stores and expects to open five or six additional stores in Southern California during the remainder of the year. The Company anticipates opening seven or eight new stores in 1997. This schedule represents a significantly increased rate of expansion as compared to previous years. See "Business -- Expansion Strategy." The average investment per new store opened in 1994, including capital expenditures and inventory on hand (as of December 31,
1994), but excluding pre-opening expenses, was approximately $561,000 per store. The Company's cash needs for new store openings are expected to total approximately $3.9 million to $4.5 million in each of 1996 and 1997. The Company anticipates that it will fund these capital requirements for at least the next 12 months from net cash provided by operations, availability under its credit facilities, and net proceeds from this offering after the special distribution to existing Shareholders. See "Use of Proceeds" and "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources." The success of the Company's expansion strategy is dependent upon many factors, including identifying suitable markets and sites for new stores, negotiating leases with acceptable terms, refurbishing stores, appropriately upgrading its financial and management information systems and controls and managing its operating expenses. In addition, the Company must be able to continue to hire, train, motivate and retain competent managers and store personnel. Many of these factors are beyond the Company's control. As a result, there can be no assurance that the Company will be able to achieve its expansion goals. Any failure of the Company to achieve its expansion goals on a timely basis, obtain acceptance in markets in which it currently has limited or no presence, attract and retain qualified management and other personnel, appropriately upgrade its financial and management information systems and controls or manage operating expenses could adversely affect the Company's future operating results and its ability to execute its business strategy.

    A variety of factors, including store location, store size, rental terms, and the level of initial advertising expenditures influence if and when a store becomes profitable. Assuming the Company's planned expansion occurs as anticipated, the Company's store base will include a relatively high proportion of stores with relatively short operating histories. There can be no assurance that the new stores will achieve the sales per saleable square foot and store-level operating margins currently achieved at the Company's existing stores. If the new stores on average fail to achieve these results, the Company's planned expansion could produce a decrease in the Company's overall sales per saleable square foot and store-level operating margins. Increases in the level of advertising and pre-opening expenses associated with the opening of new stores could also contribute to a decrease in the Company's operating margins. Finally, the opening of new stores in existing markets has in the past and may in the future reduce retail sales of existing stores in those markets, negatively affecting comparable store sales. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Results of Operations" and "Business -- Expansion Strategy."

SUPPLIER RELATIONSHIPS; AVAILABILITY OF CLOSE-OUT AND SPECIAL-SITUATION MERCHANDISE

    The Company's success depends in large part upon its ability to locate and purchase quality close-out and special situation merchandise at attractive prices in order to maintain a mix of name-brand and other merchandise at the 99 CENTS price point. There can be no assurance that such merchandise will continue to be available in the future. Further, there can be no assurance that such merchandise will be available in quantities necessary to accommodate the Company's expansion strategy.

    The Company has no continuing contracts for the purchase of merchandise and must continuously seek out buying opportunities from both its existing suppliers and new sources, for which it competes with other wholesalers, discount chains, mass merchandisers, food markets, drug chains, club stores, other retailers and various small privately-held companies and individuals. Although the Company is not dependent on any single supplier or group of suppliers, the Company's results of operations could be adversely affected by a disruption in the availability of merchandise.

    The Company's suppliers sometimes restrict the advertising, promotion and method of distribution of the merchandise sold to the Company. These restrictions may make it more difficult for the Company to resell quickly items in its inventory that are subject to such restrictions. See "Business -- Purchasing."

HIGH-LEVEL OF INVENTORY

    The Company takes advantage of large volume purchases, close-outs and other special situations in order to obtain inventory at favorable prices. As a result, the Company typically maintains inventory at levels that are generally higher than other discount retailers. At December 31, 1993, 1994 and 1995 and March 31, 1996, the Company had net inventory recorded of $28.8 million, $32.5 million, $34.3 million and $32.5 million, respectively.

    The Company reviews periodically the net realizable value of its inventory and makes adjustments to its carrying value when appropriate. While the current carrying value of the Company's inventory reflects management's belief that the Company will realize the net values recorded on the Company's balance sheet, there can be no assurance that the Company will be able to do so. A sale by the Company of any material portion of its inventory at an amount less than its carrying value or a determination to write down any material portion of the Company's inventory will have a material adverse impact on the Company's cost of sales, gross profits, operating income and net income during the period in which such event or events occur. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources."

AFFILIATE TRANSACTIONS


    The Company currently leases 10 of its 38 store locations and a parking lot associated with one of these stores from certain of the Existing Shareholders or their affiliates. David Gold, Chief Executive Officer of the Company, and his wife, Sherry Gold, own one store location through a partnership (14139 Paramount Properties), and hold a 75% interest in a partnership (6135-6161 Atlantic Boulevard Partnership) which owns an additional store location. An additional five store locations are owned by HKJ Gold, Inc., a California corporation, the sole shareholders of which are Howard Gold, Karen Schiffer and Jeff Gold, the three children of David and Sherry Gold. Howard Gold and Jeff Gold are also officers and directors of the Company. David Gold, Sherry Gold, Howard Gold, Karen Schiffer and Jeff Gold, together, through a partnership (Au Zone
Investments #2, L.P., a California limited partnership) also indirectly own three other store locations and a parking lot rented to an additional store location. Annual rental expense for the facilities owned by the Existing Shareholders or their affiliates was approximately $1.0 million, $1.5 million and $1.6 million in 1993, 1994 and 1995, respectively. During the three months ended March 31, 1996 the rental expense for these facilities totalled $420,000. The Company has entered into leases for two new stores and one relocated store. HKJ Gold, Inc. is the landlord of two of these properties and Howard Gold, Jeff Gold, Karen Schiffer and her husband Eric Schiffer, who is also an officer of the Company, together, are the landlord of the third property. In addition, HKJ Gold, Inc. has agreed to purchase a site currently leased by the Company, subject to certain contingencies. The Company believes that such leases and purchase contract are no less favorable to the Company than those an unrelated party would have provided after arm's-length negotiations. In the future, the Company does not intend to enter into real estate transactions with the Existing Shareholders or their affiliates, except with respect to the renewal or modification of existing leases and occasions where such transactions are determined to be in the best interests of the Company. The Existing Shareholders have agreed that neither they nor their affiliates will pursue any future real estate opportunity that could be utilized by the Company as a store or warehouse location unless it is unanimously rejected by the independent Directors on the Company's Board of Directors. Moreover, all future real estate transactions between the Company and the Existing Shareholders or their affiliates will require the unanimous approval of the independent Directors on the Company's Board of Directors and a determination by such independent Directors that such transactions are the equivalent of a negotiated arm's-length transaction with a third party. There can be no guarantee that the Company and the Existing Shareholders or their affiliates will be able to agree on renewal terms for the properties currently leased by the Company from the Existing Shareholders, or, if such terms are agreed to, that the independent Directors on the Board of Directors will approve such terms. The failure of the Company to renew a lease will result in the Company having to relocate or close the store associated with such lease; one or more such relocations or closures will be costly and may have a material adverse effect on the Company's business and results of operations.

ADVERSE ECONOMIC FACTORS; CHANGE IN MINIMUM WAGE

    The Company's ability to provide quality merchandise at its 99 CENTS price point is subject to certain economic factors beyond the Company's control, including inflation, other operating costs (such as employee health care costs or prevailing wage levels), consumer confidence and general economic conditions. There can be no assurance that such factors will remain favorable, in particular, that health care costs or the Company's wages will remain at current levels. Proposals currently before the United States Congress, the California legislature and proposed for consideration by California voters in November 1996 include measures that would raise the minimum wage significantly. Inflation, an increase in healthcare costs, wages or other operating costs or a declining consumer confidence or general economic conditions could have a material adverse effect on the Company's business and results of operations, especially given constraints on the Company's ability to pass on any incremental costs through price increases.

COMPETITION

    Each of the markets in which the Company operates is highly competitive. Although several of the largest operators of discount stores at the dollar price point (or their parent companies) have recently filed for or emerged from bankruptcy protection in the U.S. Bankruptcy Court and have closed a number of their stores, while others have abandoned the $1.00 price point concept and/or reconfigured their stores, the Company faces competition in both the acquisition of inventory and sale of merchandise from other wholesalers, discount stores, single price point merchandisers, mass merchandisers, food markets, drug chains, club stores and other retailers. The industry also includes a large number of competitive privately held companies and individuals. In some instances these competitors are also customers of the Bargain Wholesale division. There is increasing competition with other wholesalers and retailers, including other deep-discount retailers, for the purchase of quality close-out and other special-situation merchandise. Some of these competitors have substantially greater financial resources and buying power than the Company. The Company's ability to compete will depend on many factors including the success of its purchase and resale of such merchandise at lower prices than the competition. The Company may face intense competition in the future that could have an adverse effect on the Company's business and results of operations. See "Business -- Competition."

CONCENTRATION OF OPERATIONS IN SOUTHERN CALIFORNIA

    All of the Company's stores are located in Southern California. In addition, the Company's current retail expansion plans anticipate that all new stores will be located in this geographic region. Consequently, the Company's results of operations and financial condition are dependent upon general trends in the Southern California economy. The Southern California economy has experienced a recession in the early 1990s. Between 1989 and 1993, a significant decline in retail spending was recorded in most counties of California, particularly the greater Los Angeles region. Although retail markets in this region began to recover and this recovery continued during 1995, there can be no assurance that this trend will continue or that retail spending will not decline in the future. In addition, Southern California historically has been vulnerable to certain natural disasters and other risks, such as earthquakes, fires, floods and civil disturbance, which at times have disrupted the local economy and pose physical risks to the Company's properties and which could adversely affect the Company's operations. Although the Company maintains standard property and business interruption insurance, the Company does not maintain earthquake insurance on its facilities and business. See "Business -- Warehousing and Distribution."

DISRUPTIONS IN RECEIVING AND DISTRIBUTION

    Substantially all of the Company's inventory is shipped or picked-up directly from suppliers and delivered to the Company's single warehouse and distribution facility in Los Angeles County, California, where the inventory is processed and distributed. The Company's success depends in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules and effective management of the warehouse operations. Although management believes that the Company's receiving and distribution process is efficient and well positioned to support the Company's expansion plans, there can be no assurance that the Company has anticipated, or will anticipate, all of the changing demands its expanding operations will impose on its receiving and distribution system or that events beyond the control of the Company will not result in delays in the delivery of merchandise to the warehouse or from the warehouse to the stores. In addition, because the Company's receiving and distribution operations are concentrated at a single location, a fire, earthquake or other disaster at its warehouse and distribution facility could materially and adversely affect its business and results of operations. In the Company's case, such a disaster could be particularly damaging because much of its inventory is purchased as close outs and special situations and could not be readily replaced for its carrying value, if at all. Although the Company maintains standard property and business interruption insurance, the Company does not maintain earthquake insurance on its facilities and business. See "Business -- Warehousing and Distribution."

INTERNATIONAL OPERATIONS

    Although international sales have historically not been material to the Company's consolidated net sales, they have contributed to growth in Bargain Wholesale's net sales and are expected to continue to do so in the near future. In addition, some of the inventory purchased by the Company is manufactured outside the United States. International transactions may be subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. In addition, various forms of protectionist trade legislation have been proposed in the United States and certain other countries. Any resulting changes in current tariff structures or other trade and monetary policies could adversely affect the Company's international operations. Political and economic factors have been identified by the Company with respect to certain of the markets in which it competes. There can be no assurance that these factors will not result in the reduction of purchases of the Company's products.

DEPENDENCE ON KEY MANAGEMENT

    The Company's success will continue to depend to a significant extent on its executive officers and other key management, particularly its Chief Executive Officer, David Gold; its Senior Vice President of Wholesale Operations, Helen Pipkin; and its Chief Financial Officer, Carl L. Wood. The Company does not have an employment contract with any of its executive officers and does not maintain "key man" life insurance on any of its executive officers. As the Company continues to grow, it will continue to hire, appoint or otherwise change senior managers and other key executives. There can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified members to management in the future. See "Management."

SEASONALITY AND QUARTERLY FLUCTUATIONS

    Historically, the Company's highest net sales and operating income have been experienced during the fourth quarter, which includes the holiday selling season. During 1994 and 1995, approximately 28.3% and 29.3%, respectively, of the Company's net sales and approximately 35.8% and 33.0%, respectively, of its operating income were generated during the fourth quarter. Accordingly, any adverse trend in net sales for such period could have a material adverse effect upon the Company's profitability and adversely affect the Company's results of operations for the entire year. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Seasonality and Quarterly Fluctuations."

    In addition to seasonality, the Company's results of operations may fluctuate from quarter to quarter as a result of the amount and timing of sales contributed by new stores, the level of advertising and pre-opening expenses associated with the opening of new stores and the integration of new stores into the operations of the Company, as well as other factors.

ENVIRONMENTAL MATTERS

    Under various Federal, state and local environmental laws and regulations, a current or previous owner or occupant of real property may become liable for the costs of removal or remediation of hazardous substances at such real property. Such laws and regulations often impose liability without regard to fault. The Company currently leases all of its stores, as well as its warehouse and distribution facility (where its executive offices are located). The Company could be held liable for the costs of remedial actions with respect to hazardous substances on such properties under the terms of the governing lease and/or governing law. In addition, the Company operates one underground diesel storage tank and one above-ground propane storage tank at its warehouse and distribution facility. Although the Company has not been notified of, and is not otherwise aware of, any current environmental liability, claim or non-compliance, there can be no assurance that the Company will not be required to incur remediation or other costs in the future in connection with its leased properties or its storage tanks.

    In the ordinary course of its business, the Company from time to time handles or disposes of ordinary household products that are classified as hazardous materials under various Federal, state and local environmental laws and regulations. The Company has adopted policies regarding the handling and disposal of these products, and has implemented a training program for employees on hazardous material handling and disposal. There can be no assurance, however, that such policies or training will be successful in assisting the Company in avoiding violations of environmental laws and regulations relating to the handling and disposal of such products in the future.

CONTROL BY EXISTING SHAREHOLDERS


    Upon consummation of this offering, David Gold, members of his immediate family and certain of their respective affiliates will beneficially own 70.0% (67.0% if the Underwriters' over-allotment option is exercised in full) of the voting stock of the Company. This ownership position will enable these owners to control the Company's policies and to prevent a change in control of the Company. See "Principal Shareholders."


NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to this offering, there has been no public market for the Common Stock of the Company and there can be no assurance that an active public market for the Common Stock will develop after the offering. The initial public offering price will be determined by negotiations between the Company and the Representatives based upon several factors. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to variations in operating results, announcements of developments by the Company or its competitors, and other events or factors. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price for many companies and that often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock of the Company.

DILUTION

    Investors purchasing shares of Common Stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Common Stock from the initial public offering price. Based on the initial public offering price of $12.00 per share, such dilution would have been equal to $8.77 per share as of March 31, 1996. See "Dilution."

ANTI-TAKEOVER EFFECT

    A number of provisions of the Company's Articles of Incorporation and Bylaws and certain California laws and regulations pertaining to matters of corporate governance (including the ability to issue preferred stock without shareholder approval) may be deemed to have and may have the effect of making more difficult, and thereby discouraging, a merger, tender offer, proxy contest or assumption of control and change of incumbent management, even when shareholders other than the Company's principal shareholders consider such a transaction to be in their best interest. Accordingly, shareholders may be deprived of an opportunity to sell their shares at a substantial premium over the market price of the shares. See "Description of Capital Stock."

IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

    Future sales by existing shareholders could adversely affect the prevailing market price of the Company's Common Stock. Upon consummation of the sale of securities offered hereby, the Company will have 14,179,135 shares of Common Stock outstanding. Immediately following this offering, the 4,250,000 shares offered hereby (4,887,500 if the Underwriter's over-allotment option is exercised in full), will be eligible for immediate sale in the public market without restriction. In addition, upon expiration of certain lock-up agreements between the Company, its officers, directors and shareholders and the Underwriters, beginning 12 months after the date of this Prospectus, or earlier if EVEREN Securities, Inc. consents, approximately 9,929,135 additional shares will be eligible for immediate sale in the public market, subject to compliance with Rule 144 promulgated by the Commission under the Securities Act of 1933, as amended (the "Act"). In addition, the Company intends to file a registration statement under the Act covering the 1,000,000 shares reserved for issuance under the Company's stock option plan 30 days following the completion of the offering. See "Shares Eligible for Future Sale."

                      TERMINATION OF S CORPORATION STATUS

    Effective May 1, 1996 (the "Termination Date"), the Company changed in form from an S corporation to a C corporation. The Company was treated as an S corporation from its inception through April 30, 1996. As a result, through the date immediately preceding the Termination Date, the Company's earnings were taxed for federal income tax purposes directly to the Existing Shareholders rather than to the Company. Other than a tax imposed on S corporations by the State of California (currently 1.5% of income), state income taxes on earnings also were the responsibility of the Existing Shareholders. On the Termination Date, the Company became subject to federal and state corporate income taxes. See Note 4 of "Notes to Financial Statements."

    In connection with the termination of the S corporation election, the Company will record an increase in the deferred tax asset on its balance sheet with a corresponding credit to its statement of operations which will ultimately increase retained earnings. The pro forma deferred tax asset, principally relating to timing differences arising from the treatment of the allowance for overstock and obsolescence and accruals for book and tax purposes, was approximately $5.0 million as of March 31, 1996.

    The Company paid an aggregate of $32.0 million in S corporation cash distributions to the Existing Shareholders from January 1, 1993 through April 30, 1996. Such distributions were paid to Existing Shareholders to pay their income taxes and as a distribution of a portion of the Company's earnings. In March 1996 and April 1996, the Company distributed dividends aggregating $35.5 million to the Existing Shareholders in the form of notes payable. Further, in May 1996, the Company declared a dividend payable to the Existing Shareholders in the amount of $4.4 million, which amount approximated the increase in the Company's deferred tax asset resulting therefrom. These notes and dividends payable will be paid at the time of the closing of this offering out of the net proceeds hereof.

    Immediately prior to this offering, the Company and the Existing Shareholders will enter into a tax indemnification agreement (the "Tax Agreement") relating to their respective income tax liabilities. Because the Company will be fully subject to corporate income taxation after the termination of the Company's S corporation status, the reallocation of income and deductions between the period during which the Company was treated as an S corporation and the period during which the Company will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly the Tax Agreement is intended to assure that taxes are borne by the Company on the one hand and the Existing Shareholders on the other only to the extent that such parties received the related income. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of the Company for a year in which it was treated as an S corporation, the Company will indemnify the Existing Shareholders and the Existing Shareholders will indemnify the Company against any increase in the indemnified party's income tax liability (including interest and penalties and related costs and expenses), with respect to any tax year to the extent such increase results in a related decrease in the income tax liability of the indemnifying party for that year. The Company will also indemnify the Existing Shareholders for all taxes imposed upon them as the result of their receipt of an indemnification payment under the Tax Agreement. Any payment made by the Company to the Existing Shareholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by the Company for income tax purposes.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 4,250,000 shares of Common Stock offered hereby at an assumed price of $12.00 per share are estimated to be approximately $46.8 million ($53.9 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use approximately $39.9 million of the net proceeds from the offering to pay notes issued and dividends payable declared to the Existing Shareholders prior to the date hereof in connection with the termination of the Company's S corporation status. See "Termination of S Corporation Status." The Company intends to use the balance of the net proceeds to continue to accelerate the expansion of its retail operations and for general corporate purposes. Any net proceeds to the Company not immediately used for such purposes will be invested in short-term investment grade securities. See "Management's Discussion and Analysis of
Results   of  Operations  and  Financial  Condition  --  Liquidity  and  Capital
Resources."

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company at March 31, 1996; the pro forma capitalization of the Company which reflects the conversion of the Company from an S corporation to a C corporation; and the pro forma capitalization of the Company as adjusted, which reflects the sale of 4,250,000 shares of Common Stock offered by the Company hereby at an assumed price of $12.00 per share and the application of the net proceeds therefrom, including the distributions to the Existing Shareholders in connection with the termination of the Company's S corporation status. The table should be read in conjunction with the Company's Financial Statements and Notes thereto together with Management's Discussion and Analysis of Results of Operations and Financial Condition.



                                                           AT MARCH 31, 1996
                                                    --------------------------------
                                                                PRO       PRO FORMA
                                                    ACTUAL   FORMA(1)    AS ADJUSTED
                                                    -------  ---------   -----------
                                                         (DOLLARS IN THOUSANDS)
Cash..............................................  $ 4,888   $ 1,888      $ 8,747
                                                    -------  ---------   -----------
                                                    -------  ---------   -----------
Dividend payable to the Existing
  Shareholders(2).................................  $    --   $ 4,400      $    --
                                                    -------  ---------   -----------
Notes payable to the Existing Shareholders(2).....   35,363    35,521           --
                                                    -------  ---------   -----------
Long-term debt....................................       --        --           --
                                                    -------  ---------   -----------
Capitalized lease obligation......................    9,828     9,828        9,828
                                                    -------  ---------   -----------
Shareholders' equity:
  Preferred Stock, no par value; 1,000,000 shares
    authorized;
    no shares issued and outstanding..............       --        --           --
  Common Stock, no par value; 40,000,000 shares
    authorized;
    9,929,135 shares issued and outstanding,
    actual and pro forma; 14,179,135 shares
    outstanding pro forma as adjusted(3)..........      195       195       46,634
  Retained earnings (deficit).....................    2,158      (814)        (814)
                                                    -------  ---------   -----------
  Total shareholders' equity......................    2,353      (619)      45,820
                                                    -------  ---------   -----------
    Total capitalization..........................  $47,544   $49,130      $55,648
                                                    -------  ---------   -----------
                                                    -------  ---------   -----------


- ---------------

(1) Gives pro forma effect to (i) a cash dividend to the Existing Shareholders in the amount of $3.0 million declared on April 16, 1996, (ii) a distribution to the Existing Shareholders in the form of notes issued in the aggregate amount of $158,000 made on April 30, 1996; (iii) a dividend payable to the Existing Shareholders in the amount of $4.4 million, declared on May 1, 1996; and (iv) an increase of $4.586 million in the Company's deferred tax asset as the result of the termination of the Company's S corporation status. The dividends and distributions described in (ii) and
    (iii) above were declared and made in contemplation of the termination of the Company's S corporation status. The notes issued and dividends payable declared are intended to be paid out of the net proceeds of the offering. See "Termination of S Corporation Status" and "Use of Proceeds."



(2) Notes issued and dividends payable declared include amounts distributable to the Existing Shareholders in contemplation of the termination of the Company's S corporation status. The notes are intended to be paid using the net proceeds of the offering. See "Termination of S Corporation Status" and "Use of Proceeds."



(3) Excludes 500,000 shares of Common Stock reserved for issuance pursuant to options outstanding under the Company's 1996 Stock Option Plan. See "Management -- Stock Option Plan."

                                DIVIDEND POLICY

    The Company does not currently anticipate paying a dividend on its Common Stock. Any future determination to pay cash dividends will be made at discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition and other factors deemed relevant by the Board of Directors.

                                    DILUTION

    The net tangible book value of the Company at March 31, 1996 was $2.4 million or $0.24 per share of Common Stock. Net tangible book value per share is equal to the Company's total assets less its total liabilities, divided by the total number of outstanding shares of Common Stock. After giving effect to the sale of 4,250,000 shares offered by the Company hereby at an assumed initial public offering price of $12.00 per share and the receipt and application of the net proceeds therefrom (after deducting (i) the underwriting discount, (ii) offering expenses payable and (iii) the S corporation distribution to the Existing Shareholders of $39.9 million in payment of notes issued and dividends payable declared in 1996, which amount represents an estimate of the undistributed taxable S corporation earnings through the Termination Date), the pro forma net tangible book value of the Company at March 31, 1996 would have been approximately $45.8 million or $3.23 per share. This represents an immediate increase in such net tangible book value of $2.99 per share to the Existing Shareholders and an immediate dilution of $8.77 per share to new shareholders purchasing shares in this offering. If the initial public offering price is higher or lower, the dilution to the new shareholders will be, respectively, greater or less. The following table illustrates this per share dilution:

Assumed initial public offering price..............................             $   12.00
  Net tangible book value per share as of March 31, 1996...........  $    0.24
  Decrease attributable to distribution of S corporation
    earnings.......................................................      (2.82)
  Increase per share attributable to new shareholders..............       5.81
                                                                     ---------
Pro forma net tangible book value per share as of March 31, 1996
  after the offering...............................................                  3.23
                                                                                ---------
Dilution per share to new shareholders.............................             $    8.77
                                                                                ---------
                                                                                ---------

    The calculations in the table set forth above assume no exercise of the Underwriters' over-allotment option and do not reflect 500,000 shares of Common Stock reserved for issuance pursuant to options outstanding under the Company's 1996 Stock Option Plan. See "Management -- Stock Option Plan."

                 SELECTED FINANCIAL AND CERTAIN OPERATING DATA

    The following table sets forth selected financial and operating data of the Company for the periods indicated. The following selected statements of income data for each of the three years ended December 31, 1993, 1994, 1995, and the balance sheet data as of December 31, 1994 and 1995 are derived from the financial statements and notes thereto included elsewhere herein audited by Arthur Andersen LLP, independent public accountants, as set forth in their report also included elsewhere herein. The selected statements of income data for the years ended December 31, 1991 and 1992, and the balance sheet data as of December 31, 1991, 1992 and 1993 are derived from financial statements audited by Arthur Andersen LLP not included herein. The unaudited selected statements of income data for the three month periods ended March 31, 1995 and 1996, and the unaudited balance sheet data as of March 31, 1996, are derived from unaudited financial statements of the Company prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations. The results of operations for any interim period are not necessarily indicative of results to be expected for a full year. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                                                                           THREE
                                                                                                                          MONTHS
                                                                                                                        ENDED MARCH
                                                                        YEARS ENDED DECEMBER 31,                            31,
                                                  --------------------------------------------------------------------  -----------
                                                      1991          1992          1993          1994          1995         1995
                                                  ------------  ------------  ------------  ------------  ------------  -----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AND SALES PER SQUARE FOOT DATA AND NUMBER OF
                                                                                       STORES)
STATEMENT OF INCOME DATA:
Net sales:
  99 CENTS Only Stores..........................  $   89,967    $   95,873    $  101,828    $  110,724    $  121,998    $  27,092
  Other retail operations (1)...................       3,104         3,125         3,093         2,097           492          327
  Bargain Wholesale.............................      19,544        21,938        18,028        18,916        30,337        6,138
                                                  ------------  ------------  ------------  ------------  ------------  -----------
    Total.......................................     112,615       120,936       122,949       131,737       152,827       33,557
Cost of sales...................................      74,989        79,748        81,480        88,045       102,160       22,430
                                                  ------------  ------------  ------------  ------------  ------------  -----------
Gross profit....................................      37,626        41,188        41,469        43,692        50,667       11,127
Selling, general and administrative expenses....      23,482        29,060        32,081        32,661        33,809        7,753
                                                  ------------  ------------  ------------  ------------  ------------  -----------
Operating income................................      14,144        12,128         9,388        11,031        16,858        3,374
Special litigation provision (reversal) (2).....       2,100            --            --        (2,900)           --           --
Interest (income) expense, net..................         (39)          (50)           45           764           755          189
                                                  ------------  ------------  ------------  ------------  ------------  -----------
Income before pro forma provision for
  income taxes (3)..............................      12,083        12,178         9,343        13,167        16,103        3,185
Pro forma provision for
  income taxes (unaudited) (3)..................       4,847         4,739         3,477         5,163         6,509        1,238
                                                  ------------  ------------  ------------  ------------  ------------  -----------
Pro forma net income (unaudited) (3)............  $    7,236    $    7,439    $    5,866    $    8,004    $    9,594    $   1,947
                                                  ------------  ------------  ------------  ------------  ------------  -----------
                                                  ------------  ------------  ------------  ------------  ------------  -----------
Pro forma earnings per
  common share (unaudited) (3)(4)...............                                                          $     0.72
                                                                                                          ------------
                                                                                                          ------------
Pro forma weighted average number of common
  shares outstanding (unaudited) (3)(4).........                                                              13,298
                                                                                                          ------------
                                                                                                          ------------
COMPANY OPERATING DATA:
  99 CENTS Only Stores net sales growth.........        17.1%          6.6%          6.2%          8.7%         10.2%
  Bargain Wholesale net sales growth............        50.4%         12.2%        (17.8)%         4.9%         60.4%
  Total Company net sales growth................        21.9%          7.4%          1.7%          7.1%         16.0%
  Gross margin..................................        33.4%         34.1%         33.7%         33.2%         33.2%        33.2%
  Operating margin..............................        12.6%         10.0%          7.6%          8.4%         11.0%        10.1%
  Pro forma net income margin...................         6.4%          6.2%          4.8%          6.1%          6.3%         5.8%
RETAIL OPERATING DATA (5):
  Number of stores open at end of period........          24            30            31            34            36           34
  Change in comparable stores net sales (6).....        (0.3)%        (8.6)%        (3.5)%        (1.4)%        (0.2)%
  Change in comparable stores net sales,
    as adjusted (7).............................                                                  (0.2)%         2.2%
  Average net sales per store open for
    the full year...............................  $    3,826    $    3,550    $    3,349    $    3,267    $    3,467    $     797
  Average net sales per estimated saleable
    square foot (8).............................  $      462    $      417    $      388    $      396    $      397    $      92


                                                     1996
                                                  -----------

STATEMENT OF INCOME DATA:
Net sales:
  99 CENTS Only Stores..........................  $  32,256
  Other retail operations (1)...................         --
  Bargain Wholesale.............................     10,020
                                                  -----------
    Total.......................................     42,276
Cost of sales...................................     28,810
                                                  -----------
Gross profit....................................     13,466
Selling, general and administrative expenses....      9,066
                                                  -----------
Operating income................................      4,400
Special litigation provision (reversal) (2).....         --
Interest (income) expense, net..................        189
                                                  -----------
Income before pro forma provision for
  income taxes (3)..............................      4,211
Pro forma provision for
  income taxes (unaudited) (3)..................      1,719
                                                  -----------
Pro forma net income (unaudited) (3)............  $   2,492
                                                  -----------
                                                  -----------
Pro forma earnings per
  common share (unaudited) (3)(4)...............  $    0.19
                                                  -----------
                                                  -----------
Pro forma weighted average number of common
  shares outstanding (unaudited) (3)(4).........     13,298
                                                  -----------
                                                  -----------
COMPANY OPERATING DATA:
  99 CENTS Only Stores net sales growth.........       19.1%
  Bargain Wholesale net sales growth............       63.2%
  Total Company net sales growth................       26.0%
  Gross margin..................................       31.9%
  Operating margin..............................       10.4%
  Pro forma net income margin...................        5.9%
RETAIL OPERATING DATA (5):
  Number of stores open at end of period........         38
  Change in comparable stores net sales (6).....        6.2%
  Change in comparable stores net sales,
    as adjusted (7).............................        6.3%
  Average net sales per store open for
    the full year...............................  $     875
  Average net sales per estimated saleable
    square foot (8).............................  $      97

                                                                                                                AT MARCH 31,
                                                                                                           -----------------------
                                                                       AT DECEMBER 31,                                 PRO FORMA
                                                    -----------------------------------------------------             AS ADJUSTED
                                                      1991       1992       1993       1994       1995       1996       1996(9)
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ------------
BALANCE SHEET DATA:
  Working capital (deficit).......................  $  18,580  $  24,173  $  19,242  $  24,713  $  28,690  $  (5,043)  $   34,179
  Total assets....................................     27,694     33,343     46,960     51,419     57,598     58,838       66,942
  Long-term debt..................................         --         --         --         --         --         --           --
  Capitalized lease obligation,
    including current portion.....................         --         --     11,080     10,548      9,977      9,828        9,828
  Total shareholders' equity......................  $  18,805  $  24,494  $  23,307  $  30,811  $  35,558  $   2,353   $   45,820

- ---------------
SEE NOTES ON FOLLOWING PAGE.

(1) The Company operated other stores during the periods presented under different tradenames pending conversion to the 99 CENTS Only Stores format or their eventual closing. Only one such store was operated by the Company in 1995, and that store was closed in May 1995. See "Business -- Store Locations."

(2) See "Business -- Legal Proceedings" and Note 7 to "Notes to Financial Statements."

(3) Prior to May 1, 1996, the Company was treated as an S corporation for federal and state income tax purposes. See "Termination of S corporation Status." The pro forma presentation reflects a provision for income taxes as if the Company had always been a C corporation, at an assumed effective tax rate of 40.1% in 1991 and 1992, 41.0% in 1993, 1994 and 1995 and for the
    three-month periods ended March 31, 1995 and 1996, plus the effect of deferred taxes and tax credits.

(4) Pro forma earnings per common share have been computed by dividing pro forma net income by the pro forma weighted average number of common shares and common stock equivalents outstanding. Pro forma weighted average common equivalent shares include 3,327,000 shares offered hereby at an assumed price of $12.00 per share to fund certain notes issued and dividends payable declared to the Existing Shareholders, in connection with the termination of the Company's status as an S corporation. Common stock equivalents include all outstanding stock options and warrants after applying the treasury stock method. All currently outstanding options have been considered outstanding for all fiscal years presented and are included in the calculation of the weighted average number of common shares and common stock equivalents outstanding for pro forma earnings per common share computations in accordance with the rules of the Commission.

(5) Includes  retail operating  data  solely for  the  Company's 99  CENTS  Only
    Stores.

(6) Change in comparable stores net sales compares net sales for stores open the entire two periods compared.

(7) Excludes the Company's Fairfax/Wilshire #1 store, which remained open after a larger new store (Fairfax/Wilshire #2) was opened fewer than 500 feet away in August 1994. For a discussion of the Company's strategy of opening larger new stores in close proximity to existing stores, see "Management's Discussion and Analysis of Results of Operations and Financial Condition -- General."

(8) Computed based upon estimated total saleable square footage of stores open for the entire period.

(9) Adjusted to reflect (i) the conversion of the Company from an S corporation to a C corporation, and (ii) the sale of 4,250,000 shares of Common Stock offered by the Company hereby, based upon an assumed public offering price of $12.00 per share, and the application of the estimated net proceeds therefrom, including the payment of $39.9 million of certain notes issued and dividends payable declared to the Existing Shareholders in connection with the termination of the Company's S corporation status. See "Use of Proceeds," "Capitalization" and Note 4 to "Notes to Financial Statements."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S FINANCIAL STATEMENTS AND NOTES THERETO AND THE OTHER FINANCIAL DATA INCLUDED ELSEWHERE IN THIS PROSPECTUS. SEE ALSO "SELECTED FINANCIAL DATA."

GENERAL

    The Company has been engaged since 1976 in the purchase and sale of name-brand, close-out and regularly available general merchandise. Since that time, the Company has distributed its merchandise on a wholesale basis through its Bargain Wholesale division. On August 13, 1982, the Company opened its first 99 CENTS Only Stores location and as of the date of this Prospectus operates a chain of 38 deep-discount 99 CENTS Only Stores. The Company's growth during the last three years has primarily come from new store openings and growth in its Bargain Wholesale division. The Company opened 1, 4 and 4 stores in 1993, 1994 and 1995, respectively (1, 3 and 2, respectively, net of relocated stores and 1 store closed as the result of a fire). The Company opened 2 stores in the first three months of 1996, 1 in Huntington Beach, California and 1 in Harbor City, California and expects to open 5 or 6 additional stores during the year. The Company intends to open 7 or 8 stores in 1997. Of the additional stores planned for 1996, the Company has concluded lease negotiations on 3 sites (including one store relocation site).

    Other retail operations include operations of acquired stores pending their closure or conversion to the 99 CENTS Only Stores retail format. Since 1982, the Company has acquired groups of store sites and inventory from three different chains. The Company either immediately converted the acquired sites to the 99 CENTS Only Stores format, operated the acquired sites under their original tradename until they were either converted, closed or sold, or immediately closed the site. The last of such stores was closed in May 1995. The Company may acquire additional sites in the future from existing chains if suitable opportunities arise.

    Bargain Wholesale's growth over the three years ending December 31, 1995 was primarily attributable to an increased focus on large domestic and international accounts and expansion into new geographic markets. The Company generally realizes a lower gross profit margin on Bargain Wholesale net sales than on 99 CENTS Only Stores net sales. However, Bargain Wholesale complements the Company's retail operations by allowing the Company to purchase in larger volumes at more favorable pricing and to generate additional net sales with relatively small incremental increases in operating expenses.

    Comparable stores net sales (computed on 99 CENTS Only Stores open for a full year) declined in each of the five calendar years from January 1, 1991 through December 31, 1995. The Company believes that this trend has resulted in part from its expansion strategies. In the past, as part of its strategy to expand retail operations, the Company opened certain larger new stores in close proximity to existing stores where the Company determined that the trade area could support a larger facility. In some of these situations, the Company retained its existing store so long as it continued to contribute store-level operating income. While this strategy was designed to increase revenues and store-level operating income, it has had a negative impact on comparable store net sales as some customers migrate from the existing store to the close-by new store. The Company believes that this strategy has impacted its historical comparable sales growth.

    During each of the calendar years in the period from January 1, 1991 through December 31, 1995, average net sales per estimated saleable square foot (computed on 99 CENTS Only Stores open for a full year) have declined from $462 per square foot in 1991 to $397 per square foot in 1995. This trend reflects the Company's determination to target larger locations for new store development. Existing stores average over 12,000 square feet. Since 1993, the Company has opened 11 new stores (including 2 relocations in 1995) that average over 16,000 gross square feet. The Company currently targets new store locations ranging in size from 15,000 to 23,000 gross square feet. Although it is the Company's experience that larger stores generally have lower average net sales per square foot than its smaller stores, they generally achieve higher average annual store revenues as a result of their increased selling area.

    The Company has experienced an 8.1% compound annual growth rate in net sales over the last three years.

EFFECT OF CHANGE IN FORM FROM AN S CORPORATION TO A C CORPORATION

    Effective May 1, 1996, the Company changed in form from an S corporation to a C corporation, a change that will affect its operations and financial condition by increasing the level of federal and state income taxes.

    As an S corporation, the Company's income, whether or not distributed, was taxed at the shareholder level for federal income tax purposes. For California franchise tax purposes, S corporations were taxed at 2.5% of taxable income through 1993 and 1.5% of taxable income in 1994 and 1995 and the first three months of 1996. Currently, the top federal tax rate for C corporations is 35% and the corporate tax rate in California is 9.3%. As such, the change in form will affect the earnings and the cash flows of the Company. The pro forma provision for income taxes in the accompanying statements of income shows results as if the Company had always been a C corporation and had adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" prior to January 1, 1991.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain selected income statement data as a percentage of net sales:

                                                                        THREE MONTH
                                                                       PERIODS ENDED
                                          YEARS ENDED DECEMBER 31,       MARCH 31,
                                          -------------------------   ---------------
                                           1993     1994      1995     1995     1996
                                          ------   -------   ------   ------   ------
Net sales:
  99 CENTS Only Stores..................     82.8%    84.0%     79.8%    80.7%    76.3%
  Other retail..........................      2.5      1.6       0.3      1.0     --
  Bargain Wholesale.....................     14.7     14.4      19.9     18.3     23.7
                                          ------   -------   ------   ------   ------
    Total...............................    100.0    100.0     100.0    100.0    100.0
Cost of sales...........................     66.3     66.8      66.8     66.8     68.1
                                          ------   -------   ------   ------   ------
  Gross profit..........................     33.7     33.2      33.2     33.2     31.9
Selling, general and administrative
  expenses..............................     26.1     24.8      22.2     23.1     21.5
                                          ------   -------   ------   ------   ------
Operating income........................      7.6      8.4      11.0     10.1     10.4
Special litigation reversal.............     --       (2.2)     --       --       --
Interest expense, net...................     --        0.6       0.5      0.6      0.4
                                          ------   -------   ------   ------   ------
Income before pro forma provision for
  income taxes..........................      7.6     10.0      10.5      9.5     10.0
Pro forma provision for income taxes
  (unaudited)...........................      2.8      3.9       4.2      3.7      4.1
                                          ------   -------   ------   ------   ------
Pro forma net income (unaudited)........      4.8%     6.1%      6.3%     5.8%     5.9%
                                          ------   -------   ------   ------   ------
                                          ------   -------   ------   ------   ------

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

    NET SALES: Total net sales increased $8.7 million, or 26.0%, from $33.6 million in the 1995 period to $42.3 million in the 1996 period. 99 CENTS Only Stores net sales increased approximately $5.2 million, or 19.1%, from $27.1 million in the 1995 period to $32.3 million in the 1996 period, and Bargain Wholesale net sales increased approximately $3.9 million, or 63.2%, from $6.1 million in the 1995 period to $10.0 million in the 1996 period. There were no other retail operations in 1996. The increase in 99 CENTS Only Stores net sales was primarily attributable to the positive effect of a net increase of 4 stores opened in 1995 and 2 stores opened in 1996 that were not open for the full period in 1995, and a 6.2% or $1.6 million increase in comparable store net sales from the 1995 period to the 1996 period. The increase in Bargain Wholesale net sales was primarily attributable to an increased focus on large domestic and international accounts, expansion into new geographic markets and increased marketing activity during the 1996 period.

    GROSS PROFIT: Gross profit increased approximately $2.4 million, or 21.0%, from $11.1 million in the 1995 period to $13.5 million in the 1996 period. The increase in gross profit was due to higher net sales. As a percentage of net sales, gross profit declined from 33.2% in the 1995 period to 31.9% in the 1996 period reflecting the higher percentage of net sales represented by Bargain Wholesale, which carries a lower gross margin than the 99 CENTS Only Stores retail operations.

    SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative expenses ("SG&A") increased by $1.3 million, or 16.9%, from $7.8 million in the 1995 period to $9.1 million in the 1996 period, primarily due to increased costs associated with new store growth and increased compensation expense as discussed below. SG&A decreased as a percentage of net sales from 23.1% in the 1995 period to 21.5% in the 1996 period. The decrease as a percentage of net sales in 1996 resulted primarily from spreading SG&A over a larger revenue base.

    OPERATING  INCOME:   As  a result  of the  items discussed  above, operating
income increased $1.0 million, or 30.4%, from $3.4 million in the 1995 period to $4.4 million in the 1996 period.

    INTEREST EXPENSE: Interest expense relates to interest accrued on the Company's capitalized warehouse lease, net of interest income on the Company's cash balances. The change in interest expense between 1995 and 1996 was not material. During the 1995 and the 1996 periods, the Company had no bank debt.

    PRO FORMA PROVISION FOR INCOME TAXES (UNAUDITED): The pro forma provision for income taxes in 1996 was $1.7 million, or 4.1% of net sales, compared to $1.2 million, or 3.7% of net sales in 1995. The effective rate of the pro forma provisions for income taxes were 40.4% and 40.8% in the 1995 period and the 1996 period, respectively. The effective rates are less than the statutory rates in each period due to the benefit of certain tax credits. See Note 4 of "Notes to Financial Statements."

    PRO FORMA NET INCOME (UNAUDITED): As a result of the items discussed above, pro forma net income increased $545,000, or 28.0%, from $1.9 million in the 1995 period to $2.5 million in the 1996 period.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    NET SALES: Total net sales increased $21.1 million, or 16.0%, from $131.7 million in 1994 to $152.8 million in 1995. 99 CENTS Only Stores net sales increased approximately $11.3 million, or 10.2%, from $110.7 million in 1994 to $122.0 million in 1995, and Bargain Wholesale net sales increased approximately $11.4 million, or 60.4%, from $18.9 million in 1994 to $30.3 million in 1995. Changes in other retail operations from 1994 to 1995 reflected the closing of the last such store in May 1995. The increase in 99 CENTS Only Stores net sales was primarily attributable to the positive effect of a net increase of 5 stores opened in 1994 and 1995, which were not open for the full year in 1994, offset by a 0.2% or $0.2 million decrease in comparable store net sales from 1994 to 1995. Change in comparable stores net sales compares net sales for stores open during the entire two years compared. Excluding the Company's Fairfax/Wilshire #1 store, which remained open after a new larger store (Fairfax/Wilshire #2) was opened fewer than 500 feet away in August 1994, the 1995 increase in comparable stores net sales would have been 2.2%. The Company opened 4 new stores and closed 1 store due to a fire in 1994, and opened 4 new stores (which included 2 stores which were relocated in 1995). The increase in Bargain Wholesale net sales was primarily attributable to an increased focus on large domestic and international accounts and expansion into new geographic markets.

    GROSS PROFIT: Gross profit increased $7.0 million, or 16.0%, from $43.7 million in 1994 to $50.7 million in 1995. The increase in gross profit was due to higher net sales. As a percentage of net sales, gross profit remained constant at 33.2% between years.

    SELLING, GENERAL AND ADMINISTRATIVE: SG&A increased by $1.1 million, or 3.5%, from $32.7 million in 1994 to $33.8 million in 1995, primarily due to increased costs associated with new store growth. SG&A decreased as a percentage of net sales from 24.8% in 1994 to 22.2% in 1995. The decrease as a percentage of net sales in 1995 resulted primarily from spreading SG&A over a larger revenue base. SG&A for 1995 included compensation expense for certain of the Company's executive officers and key employees in the amount of $1.0 million, consisting of $0.8 million of annual base salary and an aggregate of $0.2 million of bonus compensation. The Company has implemented changes to its compensation structure for 1996 that are anticipated to result in an increase in the annual base salary paid to these executive officers and key employees from $0.8 million in 1995 to $1.4 million in 1996. 1996 bonuses for these executive officers and key employees have not been determined. However, they are not expected to materially exceed bonus amounts paid to these executive officers and key employees in the aggregate in 1995. Additional factors affecting compensation expense in 1996 include the addition of key employees, the addition of employees as a result of store expansion and wage increases for the Company's employees generally to reflect cost of living increases.

    OPERATING INCOME:   As  a result  of the  items discussed  above,  operating
income increased $5.9 million, or 52.8%, from $11.0 million in 1994 to $16.9 million in 1995.

    SPECIAL LITIGATION REVERSAL: The benefit from litigation expense in 1994 of $2.9 million, or 2.2% as a percentage of net sales, reflects the reversal of previously provided reserves not used due to the settlement of litigation for $200,000. See "Business -- Legal Proceedings" and Note 6 to "Notes to Financial Statements."

    INTEREST EXPENSE: Interest expense relates to interest accrued on the Company's capitalized warehouse lease, net of interest earned on the Company's cash balances. The change in interest expense between 1994 and 1995 was not material. During 1995, the Company had no bank debt.

    PRO FORMA PROVISION FOR INCOME TAXES (UNAUDITED): The pro forma provision for income taxes in 1995 was $6.5 million, or 4.2% of net sales, compared to $5.2 million, or 3.9% of net sales in 1994. The effective rate of the pro forma provision for income taxes was 40.4% and 39.2% in 1995 and 1994, respectively. The effective rates are less than the statutory rates in each period due to the benefit of certain tax credits. See Note 4 of "Notes to Financial Statements."

    PRO FORMA NET INCOME (UNAUDITED): As a result of the items discussed above, pro forma net income increased $1.6 million, or 19.9%, from $8.0 million in 1994 to $9.6 million in 1995.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    NET SALES: Net sales increased $8.8 million, or 7.1%, from $122.9 million in 1993 to $131.7 million in 1994. 99 CENTS Only Stores net sales increased approximately $8.9 million, or 8.7%, from $101.8 million in 1993 to $110.7 million in 1994, and Bargain Wholesale net sales increased approximately $0.9 million, or 4.9%, from $18.0 million in 1993 to $18.9 million in 1994. The increase in 99 CENTS Only Stores net sales was primarily attributable to the effects of a net increase of four stores opened in 1993 and 1994, which were not open for the full year in 1993, offset by a 1.4% or $1.4 million decrease in comparable store net sales from 1993 to 1994. Excluding the Company's
Fairfax/Wilshire #1 store, which remained open after a new larger store (Fairfax/Wilshire #2) was opened fewer than 500 feet away in August 1994, the decrease in comparable stores net sales in 1994 would have been 0.2%. The Company opened 1 new store in 1993 and 4 new stores in 1994, and closed 1 store due to a fire. See the discussion above with respect to declines in comparable store net sales.

    GROSS PROFIT: Gross profit increased $2.2 million, or 5.4%, from $41.5 million in 1993 to $43.7 million in 1994. The increase in gross profit was due to higher net sales. As a percentage of net sales, gross profit declined from 33.7% in 1993 to 33.2% in 1994.

    SELLING, GENERAL AND ADMINISTRATIVE: SG&A increased by $0.6 million, or 1.8%, from $32.1 million in 1993 to $32.7 million in 1994, primarily due to increased costs associated with new store growth. SG&A decreased as a percentage of net sales from 26.1% in 1993 to 24.8% in 1994. SG&A also benefitted from an approximate $500,000 savings associated with workers' compensation benefits realized by the Company as a result of its decision to self-insure. The decrease as a percentage of net sales in 1994 resulted primarily from spreading SG&A over a larger revenue base.

    OPERATING  INCOME:   As  a result  of the  items discussed  above, operating
income increased $1.6 million, or 17.5%, from $9.4 million in 1993 to $11.0 million in 1994.

    SPECIAL LITIGATION REVERSAL: The benefit from litigation expense in 1994 of $2.9 million, or 2.2% as a percentage of net sales, reflects the reversal of previously provided reserves not required due to the settlement of litigation for $200,000. See "Business -- Legal Proceedings" and Note 6 to "Notes to Financial Statements."

    INTEREST EXPENSE: Interest expense relates to interest accrued on the Company's capitalized warehouse lease, net of interest earned on the Company's cash balances. The change in interest expense between 1993 and 1994 was the result of the Company's entry into the capitalized warehouse lease. During 1994, the Company had no bank debt.

    PRO FORMA PROVISION FOR INCOME TAXES (UNAUDITED): The pro forma provision for income taxes in 1994 was $5.2 million, or 3.9% of net sales, compared to
$3.5 million, or 2.8% of net sales in 1993. The effective rate of the pro forma provision for income taxes was 39.2% and 37.2% in 1994 and 1993, respectively. The effective rates are less than the statutory rates in each period due to the benefit of certain tax credits. See Note 4 of "Notes to Financial Statements."

    PRO FORMA NET INCOME (UNAUDITED): As a result of the items discussed above, pro forma net income increased $2.1 million, or 36.4%, from $5.9 million in 1993 to $8.0 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, the Company has funded its operations principally from cash provided by operations, and has not generally relied upon external sources of financing. The Company's capital requirements result primarily from purchases of inventory, expenditures related to new store openings and the working capital requirements for new and existing stores. The Company takes advantage of close-out and other special-situation opportunities which frequently results in large volume purchases, and as a consequence, its cash requirements are not constant or predictable during the year and can be affected by the timing and size of its purchases.


    During 1993, 1994 and 1995, net cash provided by operations was $13.8 million, $7.6 million and $17.3 million, respectively. These amounts reflect increases in inventories in the amount of $0.2 million, $5.3 million and $1.8 million during 1993, 1994 and 1995, respectively. During 1993, 1994 and 1995, net cash used in investing activities was $1.2 million, $1.9 million and $2.7 million, consisting primarily of expenditures to purchase property and equipment. Net cash used in financing activities in 1993, 1994 and 1995 were $12.8 million, $6.1 million and $11.8 million, respectively. These funds represented payments of capital lease obligations and distributions to shareholders to cover, in part, federal and state income taxes payable by the Existing Shareholders with respect to the net income of the Company.


    During the three months ended March 31, 1996, net cash provided by operations was $4.7 million. This amount reflects a $1.8 million decrease in inventories and a $652,000 increase in accounts receivable. During this period, net cash used in investing activities was $693,000, consisting primarily of expenditures to purchase property and equipment. Net cash used in financing activities during the three months ended March 31, 1996 was $2.1 million. These funds represented payments of the capitalized warehouse lease and distributions to the Existing Shareholders to cover, in part, federal and state income taxes payable by the Existing Shareholders with respect to the net income of the Company.

    The Company expects to expand by approximately seven to eight stores during each of 1996 and 1997. The average investment per new store opened in 1994, including capital expenditures and inventory on hand (as of December 31, 1994) was approximately $561,000 per store. The Company's cash needs for new stores opening are expected to total approximately $3.9 million to $4.5 million in each of 1996 and 1997. The Company's total planned expenditures for other capital items in each of 1996 and 1997 are approximately $500,000, primarily for additions to fixtures and leasehold improvements of existing stores.

    The Company has a $7.0 million bank credit facility bearing interest at the bank's prime rate. Under the terms of its credit facility, the Company must comply with certain financial and performance covenants including the maintenance of profitability, a minimum current ratio, a minimum tangible net worth, a maximum total liabilities to tangible net worth, a minimum fixed charge coverage ratio and a maximum capital expenditure. Noncompliance by the Company with respect to any of the loan covenants constitutes an event of default that gives the bank the right to call the credit facility and to pursue certain remedies. At March 31, 1996, the Company was in compliance with all such covenants. The credit agreement expires in August 1996, at which time the Company expects that it will be renewed.

    As of March 31, 1996, there were no borrowings outstanding under the line of credit and outstanding letters of credit were approximately $1.9 million ($1.6 million of which related to a standby letter of credit for self-insured workers' compensation).

    The Company leases its 880,000 square foot single-story warehouse and distribution facility under a lease accounted for as a capital lease. The lease requires monthly payments of $70,000 and accrues interest at an annual rate of 7%. At the lease expiration in December 2000, the Company has the option to purchase the facility for $10.5 million. The Company currently intends to exercise the option at the end of the lease. If the Company does not exercise the purchase option, the Company will be subject to a $7.6 million penalty.

    The Company believes that it can adequately fund its planned capital expenditures and working capital requirements for the next 12 months from net cash provided by operations, availability under its credit facilities, and net proceeds from this offering after the special distribution to Existing Shareholders. See "Use of Proceeds."

SEASONALITY AND QUARTERLY FLUCTUATIONS

    The Company has historically experienced and expects to continue to experience some seasonal fluctuation in its net sales, operating income and net income. The highest sales periods for the Company are the Christmas and Halloween seasons. A greater amount of the Company's net sales and operating and net income is generally realized during the fourth quarter. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of certain holidays (E.G., Easter) and the timing of new store openings, net sales contributed by new stores and the merchandise mix.

    The following table sets forth certain unaudited results of operations for each quarter during 1994 and 1995. The unaudited information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Prospectus and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial data shown. The operating results for any quarter are not necessarily indicative of results to be attained for any future period.

                                            YEAR ENDED DECEMBER 31, 1994                      YEAR ENDED DECEMBER 31, 1995
                                -----------------------------------------------------  ------------------------------------------
                                  FIRST     SECOND      THIRD     FOURTH                 FIRST     SECOND      THIRD     FOURTH
                                 QUARTER    QUARTER    QUARTER    QUARTER     TOTAL     QUARTER    QUARTER    QUARTER    QUARTER
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                         (IN THOUSANDS)
Net sales:
  99 CENTS Only Stores........  $  26,366  $  26,631  $  26,684  $  31,043  $ 110,724  $  27,092  $  29,807  $  30,096  $  35,003
  Other retail operations.....        751        678        314        354      2,097        327        165         --         --
  Bargain Wholesale...........      4,916      4,070      4,059      5,871     18,916      6,138      6,370      8,017      9,812
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total.....................     32,033     31,379     31,057     37,268    131,737     33,557     36,342     38,113     44,815
Cost of sales.................     21,407     20,971     20,755     24,912     88,045     22,430     24,291     25,475     29,964
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit..................     10,626     10,408     10,302     12,356     43,692     11,127     12,051     12,638     14,851
Selling, general and
  administrative expenses.....      7,990      7,937      8,329      8,405     32,661      7,753      8,302      8,459      9,295
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income..............      2,636      2,471      1,973      3,951     11,031      3,374      3,749      4,179      5,556
Special litigation reversal...         --         --         --     (2,900)    (2,900)        --         --         --         --
Interest expense, net.........        192        192        190        190        764        189        189        189        188
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before pro forma
  provision for income
  taxes.......................      2,444      2,279      1,783      6,661     13,167      3,185      3,560      3,990      5,368
Pro forma provision for income
  taxes (unaudited)...........        958        893        700      2,612      5,163      1,238      1,408      1,665      2,198
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Pro forma net income
  (unaudited).................  $   1,486  $   1,386  $   1,083  $   4,049  $   8,004  $   1,947  $   2,152  $   2,325  $   3,170
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------


                                  TOTAL
                                ---------

Net sales:
  99 CENTS Only Stores........  $ 121,998
  Other retail operations.....        492
  Bargain Wholesale...........     30,337
                                ---------
    Total.....................    152,827
Cost of sales.................    102,160
                                ---------
Gross profit..................     50,667
Selling, general and
  administrative expenses.....     33,809
                                ---------
Operating income..............     16,858
Special litigation reversal...         --
Interest expense, net.........        755
                                ---------
Income before pro forma
  provision for income
  taxes.......................     16,103
Pro forma provision for income
  taxes (unaudited)...........      6,509
                                ---------
Pro forma net income
  (unaudited).................  $   9,594
                                ---------
                                ---------

INFLATION

    The Company's ability to provide quality merchandise at the 99 CENTS price point is subject to certain economic factors which are beyond the Company's control, including inflation. Inflation could have a material adverse effect on the Company's business and results of operations, especially given the constraints on the Company's ability to pass on any incremental costs due to price increases or other factors. The Company believes that it will be able to respond to ordinary price increases resulting from inflationary pressures by adjusting the number of items sold at the single price point (E.G., two items for 99 CENTS instead of three items for 99 CENTS) and by changing its selection of merchandise. Nevertheless, a sustained trend of significantly increased inflationary pressure could require the Company to abandon its single price point of 99 CENTS per item, which could have a material adverse effect on the Company's business and results of operations. See also "Risk Factors -- Adverse Economic Trends; Change in Minimum Wage" for a discussion of additional risks attendant to inflationary conditions.

NEW AUTHORITATIVE PRONOUNCEMENTS

    In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." The statement requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company adopted this statement in the fourth quarter of 1995. No adjustment was required to reflect the adoption of this statement.

    The FASB has issued SFAS No. 123, "Accounting for Stock Based Compensation." The Company will be required to adopt this standard effective in 1996. The Company intends to adopt the disclosure requirements under this standard, as and such, the adoption will not have a material impact on the Company's financial position or results of operations.

                                    BUSINESS

GENERAL

   99 CENTS Only Stores is a leading, deep-discount retailer of primarily name-brand, close-out and regularly available general merchandise at an affordable, single price point. From its first store opening on August 13, 1982, the Company's chain of 99 CENTS Only Stores has expanded to 38 stores. The Company believes that it operates the nation's oldest, existing one-price general merchandise chain and that it was the first chain to sell all merchandise at a single price point of 99 CENTS or $1.00. The Company's stores are attractively merchandised, clean, full-service "destination" locations that offer customers significant value on their everyday household needs in an exciting shopping environment.

    Merchandise purchased by the Company is also distributed through Bargain Wholesale at prices generally below normal wholesale to both small and large domestic retailers, other distributors and exporters. Bargain Wholesale complements the Company's retail operation by allowing the Company to purchase in larger volumes at more favorable pricing and to generate additional net sales with relatively small incremental increases in operating expenses.

    The Company sells consumer items in staple product categories including beverages and food, health and beauty aids, household products (cleaning supplies, paper goods, ETC.), housewares (glassware, kitchen items, ETC.) and hardware. The Company purchases most of its merchandise directly from the manufacturer. The Company's suppliers include many of the nation's leading consumer product companies. During 1995, the Company purchased merchandise from more than 999 suppliers, including Colgate-Palmolive Company, The Dial Corp., Eveready Battery Company, Inc., General Electric Company, Gerber Products Company, The Gillette Company, Hershey Foods Corporation, Johnson & Johnson, Kraft General Foods Inc., Lever Brothers Company, Mattel, Inc., The Mead Corporation, Nabisco, Inc., Nestle, The Pillsbury Company, The Procter & Gamble Company, Revlon, Inc. and SmithKline Beecham Corporation.

INDUSTRY

    The Company participates primarily in the highly competitive "deep-discount" retail industry. The deep-discount retail industry is distinguished from other retail formats by the purchase of close-out and other special-situation merchandise at prices substantially less than original wholesale cost, and the subsequent sale of this merchandise at prices significantly below regular retail. This results in a continually changing selection of specific brands of products. According to Discount News (July 3, 1995), the deep-discount retail industry is a growing subset of the $290.4 billion discount retail industry -- one of the fastest growing retail sectors in the United States.

    The sale of close-out or special-situation merchandise developed in response to the need of manufacturers, wholesalers and others to distribute merchandise outside their normal channels. Close-out or special-situation merchandise becomes available for a variety of reasons, including a manufacturer's over-production, discontinuation due to a change in style, color, size, formulation or packaging, inability to move merchandise effectively through regular channels, reduction of excess seasonal inventory, discontinuation of test-marketed items and financial needs.

    Many deep-discount retailers also sell merchandise that can be purchased from a manufacturer or wholesaler on a regular basis. Although this merchandise can usually be purchased at less than original wholesale and sold below normal retail, the discount, if any, is generally less than with close-out merchandise. Deep-discount retailers sell regularly available merchandise to ensure a degree of consistency in their product offerings and to establish themselves as a reliable source of basic goods.

THE SOUTHERN CALIFORNIA MARKET

    The Company currently  targets the five-county  Southern California  market:
Los Angeles (34 stores); Orange (3 stores); San Bernardino (1 store); Ventura (none currently) and Riverside (none currently).1 These counties have an aggregate estimated population of 15.6 million (9.2 million in Los Angeles County alone), and a non-agricultural workforce of approximately 5.9 million. According to the Economic Development Corporation of Los Angeles County, total personal income for Southern California was over $360 billion and taxable retail sales topped $91 billion in 1995. In addition to providing a consumer market greater than that of most nations, international trade in the Southern California market grew to more than $168 billion in 1995. For a discussion of certain risks associated with the concentration of operating in a single geographic region, see "Risk Factors -- Southern California."

BUSINESS STRATEGY

    The Company's business strategy is based on the following principles that distinguish it from other "dollar stores" as well as other deep-discount operators:

    EXCELLENT VALUE AT AN AFFORDABLE PRICE. The Company is dedicated to providing exceptional value to its customers. The Company strives to be the most competitively priced consumable merchandise retailer in the communities it serves. Management believes that the items the Company sells for 99 CENTS are typically sold for significantly higher prices elsewhere.

    FOCUS ON "NAME-BRAND" CONSUMABLES. The Company provides its customers with a wide variety of first quality, name-brand consumable merchandise. The Company strives to exceed customers' expectations of the range and quality of name-brand consumables that can be purchased for 99 CENTS. A majority of the items purchased by the Company in 1995 was comprised of name-brand products that have immediate consumer recognition. The Company believes that this focus along with providing everyday household items increases the frequency of customer visits and impulse purchases and reduces the Company's exposure to seasonality and economic cycles.

    BROAD SELECTION OF REGULARLY AVAILABLE BASIC HOUSEHOLD CONSUMER ITEMS. A majority of the items offered by the Company are available for reorder. By consistently offering a wide selection of basic household consumer items, the Company encourages consumers to regularly shop 99 CENTS Only Stores for their everyday household needs.

    STRONG LONG-TERM SUPPLIER RELATIONSHIPS. The Company believes that it has developed a reputation as a leading purchaser of name-brand close-outs through its ability to make immediate buy decisions, ability to pay cash or accept abbreviated credit terms, reputation for prompt payment, commitment to honor all issued purchase orders and willingness to purchase goods close to a target season or out of season. Other important factors include the Company's ability to minimize channel conflict for the manufacturer by quickly selling name-brand close-outs without, if requested by the supplier, advertising or wholesaling the item. The Company believes this reputation along with its clean, attractively merchandised stores have helped create strong, long-term relationships with many leading consumer product companies.

    SAVVY PURCHASING. The Company purchases merchandise at substantially discounted prices as a result of its buyers' knowledge, experience and negotiating ability and its established reputation among its suppliers. The Company is willing to take advantage of large-volume purchases, close-outs and other special situations in order to obtain merchandise at favorable prices.

    ATTRACTIVE AND CONSISTENT STORE ECONOMICS. The Company believes that its attractive store level economics will facilitate its planned expansion. The average investment per new store opened in 1994, including capital expenditures and inventory on-hand (as of December 31, 1994), but excluding pre-opening expenses, was approximately $561,000. New stores opened in 1994 had average sales of approximately $4.2 million during the first year of operations. In 1995, the Company's operating margin was 11.0%.

    FOCUS ON SOUTHERN CALIFORNIA MARKET. Management believes Southern California has significant potential for Company growth in store locations, sales and profitability. By continuing to locate new stores in Southern

- ------------
1. The geographic region does not include San Diego (including the City of San Diego) and Imperial Counties.

California, the Company will be able to take advantage of its existing warehouse and distribution facility, regional advertising and other management and operating efficiencies to provide for further growth without incurring the additional overhead and risk that would be entailed by expansion in new geographic markets.

    COMPLEMENTARY BARGAIN WHOLESALE OPERATIONS. Bargain Wholesale complements the Company's 99 CENTS Only Stores by allowing the Company to purchase in larger volumes at more favorable pricing, and to generate increased net sales with relatively small incremental increases in operating expenses.

EXPANSION STRATEGY

    Management believes that the primary sources of sales growth in the future will be new store openings and growth in its wholesale division. In 1993, 1994 and 1995, the Company opened 1, 4 and 4 stores, respectively (including 2 relocated stores in 1995). The Company intends to accelerate the pace of its new store openings. The Company plans to open 7 or 8 new stores in each of 1996 and 1997. Of the stores planned for 1996, the Company has already opened 2 stores and has signed leases for 3 additional stores (including one relocation site) as of the date of this Prospectus.

    The Company continues to target Southern California for its new store openings. The Company expects to open stores in new communities within the region and "fill in" existing markets by opening additional stores in communities that are currently served. Although locating larger new stores close to existing stores has had, and could continue to have, a negative impact on comparable store net sales, this strategy has generated increased sales and operating income. Management believes Southern California offers significant potential for growth in sales and profitability. See "Business -- The Southern California Market." By continuing to locate new stores in Southern California, the Company will be able to take advantage of its existing warehouse and distribution facility, regional advertising and other management and operating efficiencies to provide for further growth without incurring the additional overhead and risk that would be entailed by expansion in new geographic markets.

    While the Company's near-term expansion plans are for Southern California, the Company believes the 99 CENTS Only Stores format could be successful in other densely populated areas of the country that also have a wide range of socio-economic and demographic characteristics. Densely populated geographic markets offer the potential for multiple locations. Clustering multiple stores in a single market allows the Company to take advantage of distribution, advertising and other operational efficiencies. Although the Company is not engaged in any discussions and has no plans to expand into other geographic markets, it would consider such an expansion by acquisition of a chain or chains of clustered retail sites in a densely populated region. Any such decision would be dependent upon market conditions, the terms of any proposed acquisition, the demographics of the proposed community or communities and available Company resources.

    The average investment per new store opened in 1994, including capital expenditures and inventory on hand (as of December 31, 1994), but excluding pre-opening expenses, was approximately $561,000. New stores opened during 1994 had average net sales of approximately $4.2 million during the first year of operation. In 1995, the Company's operating margin was 11.0%. The Company seeks to locate new stores in suitable existing structures which it can refurbish in a manner consistent with its retail concept. This strategy allows the Company to open stores in new locations generally within three to four months following the conclusion of lease negotiations.

    Net sales in the Company's wholesale division grew from $18.0 million in 1993 to a record $30.3 million in 1995. Bargain Wholesale's recent growth is primarily attributable to an increased focus on large domestic and international accounts and expansion into new geographic markets. Although international sales have historically not been material to the Company's consolidated net sales, they have contributed to recent growth in Bargain Wholesale's net sales and are expected to continue to do so in the near future. The Company intends to expand its wholesale operation further by continuing this focus, increasing its marketing and promotional program as well as the number of trade shows at which it exhibits, opening a showroom in New York City, improving customer service and aggressively contacting its customers on a more frequent basis through telephone, facsimile and mail.

99 CENTS ONLY STORES -- RETAIL OPERATIONS

    The Company's 99 CENTS Only Stores offer customers quality merchandise, generally at a significant discount from normal retail. The Company's stores are attractively merchandised, clean, full-service "destination" locations that offer consumable general merchandise to value-conscious consumers for their regular household needs. All merchandise sold in the Company's stores is sold for 99 CENTS per item or two or more items for 99 CENTS. A majority of the items purchased by the Company in 1995 was comprised of name-brand merchandise that has immediate consumer recognition. The Company strives to exceed the customer's expectations of the range and quality of name-brand consumables that can be purchased for 99 CENTS. Management believes that many of its customers purchase more items than they anticipated.

    MERCHANDISING. The Company's stores retail a broad variety of first-quality, name-brand and other close-out merchandise as well as a wide assortment of regularly available consumer goods. The Company believes that the success of its 99 CENTS Only Stores concept arises from the value inherent in selling primarily name-brand consumables, most of which were originally priced to retail from $1.35 to $9.99, for only 99 CENTS per item or group of items. Each store typically carries several thousand different stock keeping units
(SKUs). The merchandise sold in the Company's stores consist primarily of a wide variety of basic consumer items including beverages and food, health and beauty aids, and household products (cleaning supplies, paper goods, ETC.). The stores also carry housewares (glassware, kitchen items, ETC.), hardware, stationery and party goods, seasonal, baby products and toys, giftware, pet products and clothing.

    While 99 CENTS Only Stores regularly carry a variety of basic household consumer items, the stores differ from typical discount retail stores in that they do not continuously stock complete lines of merchandise. Although a substantial portion of the merchandise purchased by the Company in 1995 is available for reorder, the mix of specific brands of merchandise on store shelves frequently changes, depending upon the availability of close-out and other special-situation merchandise at suitable prices. Since commencing its close-out purchasing strategy in 1976, the Company has not experienced difficulty in obtaining name-brand, close-out and other special-situation merchandise at attractive prices. Management believes that the continuously changing mix of merchandise found in its stores from one week to the next encourages impulse and larger volume purchases, results in customers shopping more frequently and helps to create a sense of urgency, awareness and excitement. Unlike many discount retailers, the Company imposes no limitations on the quantity of specific items that may be purchased by a single consumer.

    The layout of each of the Company's 99 CENTS Only Stores is customized to the actual size and configuration of the individual space. The interior of each store is, however, designed to reflect a uniform format, featuring attractively displayed products in windows, consistent merchandise display techniques, bright lighting, cleanliness, lower shelving height that allows unobstructed visibility throughout the store, distinctive color scheme, interior and exterior signage, and customized check-out counters, floors, price tags, shopping carts and shopping bags. The Company emphasizes strong visual presentation in all key traffic areas of the store. Merchandising displays are maintained throughout the day and changed frequently, and often incorporate seasonal themes. The Company believes that due to the continuously changing merchandise, the lower shelving height and the absence of aisle description signs, the typical customer tends to shop the whole store.

    The Company targets value-conscious consumers from a wide range of socio-economic backgrounds with diverse demographic characteristics. Purchases are by cash, credit or debit card. The Company's stores do not accept checks or manufacturers' coupons. The Company's stores are open every day with opening hours designed to meet the needs of family consumers. The Company advertises that its stores are open 9:00 a.m. to 9:00 p.m., "9 days a week."

    STORE LOCATIONS. The Company's 38 existing 99 CENTS Only Stores are all located in Southern California and average over 12,000 gross square feet. Since 1993, the Company has opened 11 new stores (including 2 relocations in 1995) that average over 16,000 gross square feet and currently targets new store locations between 15,000 and 23,000 gross square feet. The Company believes that its larger 99 CENTS Only Stores allow it to fully display its wide assortment of merchandise in a more attractive format, carry deeper stock positions and provide customers with a more inviting and convenient environment that encourages longer shopping. The Company's decision to target larger stores reflects the higher average annual store revenues typically achieved by these stores.

    The table below summarizes certain information with respect to the Company's existing 99 CENTS Only Stores:

                                             ESTIMATED
                                               GROSS
                                              GROUND      ESTIMATED
                                               FLOOR      SALEABLE
                                              SQUARE       SQUARE
        LOCATION             YEAR OPENED      FOOTAGE      FOOTAGE
- -------------------------  ---------------  -----------  -----------
Westchester Area                   1982         10,000        7,500
Azusa                              1983          3,800        3,600
Arcadia                            1984         10,900        6,200
Garden Grove #1                    1984         12,000        9,200
Hawthorne #1                       1984         15,000       12,200
Montebello                         1984          5,200        3,800
La Puente                          1985          7,000        5,800
Panorama City                      1985         10,600        9,900
Pico/Union District                1987          4,500        3,400
Van Nuys                           1987          7,600        5,400
Hawthorne #2                       1988         19,600       13,500
Maywood                            1988         12,800        9,400
Fairfax/Wilshire #1                1989          7,400        5,700
North Hollywood                    1989          8,600        6,200
Ontario                            1989         10,600        8,100
Paramount                          1990         13,100        9,400
Pico Rivera                        1990         18,900       14,300
Temple City                        1990          8,700        6,300
Whittier                           1990          7,000        6,600
Norwalk                            1991         17,000       11,100
Pasadena                           1991         17,000       11,000
Canoga Park                        1992         14,300       12,300
Huntington Park                    1992         12,900        9,500
La Mirada                          1992         18,400       13,800
Lawndale                           1992         14,200       11,500
Lincoln Heights (*)                1992          3,900        2,600
Santa Monica                       1992          6,300        5,000
North Long Beach                   1993         12,000       10,200
Arleta                             1994         20,300       15,700
Fairfax/Wilshire #2                1994         18,600       15,500
Universal City                     1994         12,200        8,600
Walnut Park                        1994          7,900        5,900
Garden Grove #2                    1995         22,400       19,600
Hawaiian Gardens                   1995         15,000       12,400
Reseda                             1995         15,000       11,500
San Pedro                          1995         13,500       10,200
Harbor City                        1996         20,600       17,400
Huntington Beach                   1996         24,600       18,200
                                            -----------  -----------
    Total                                      479,400      368,500
    Average                                     12,600        9,700

- ---------------
(*) The Company intends to relocate this store (with an estimated saleable area of 2,600 square feet) to a new, nearby location (with an estimated gross ground floor area of 10,000 square feet and an estimated saleable area of approximately 9,000 square feet).

    The Company's stores are located in freestanding buildings, neighborhood shopping centers (anchored by 99 CENTS Only Stores, a supermarket or a drug store) or downtown central business districts. None of the Company's stores are located in an indoor shopping mall, outlet mall or small strip center. The stores are all located within a fifty-mile radius of downtown Los Angeles, primarily in densely populated, demographically diverse neighborhoods. Of the Company's stores, 34 are located in Los Angeles County, 3 are located in Orange County and 1 is located in San Bernardino County.

    The Company leases all of its retail locations. The Company typically seeks leases with an initial five to ten-year term with one or more five-year options. See "Business -- Properties." The Company identifies potential sites through a network of contacts within the brokerage and real estate communities and through independent investigation by Company personnel.

    The Company currently leases 10 of its 38 store locations and a parking lot associated with one of these stores from certain of the Existing Shareholders or their affiliates. In addition, The Company has entered into leases with certain of the Existing Shareholders or their affiliates for these additional locations (including one relocation site). See "Risk Factors -- Affiliate Transactions," "Business -- Properties" and "Management -- Certain Transactions."

    Since 1982, the Company has acquired groups of store sites and inventory from three different chains. The Company either immediately converted the acquired sites to the 99 CENTS Only Stores' format, operated the acquired sites under their original tradename until they were either converted, closed or sold, or immediately closed the site. The last of such stores was closed in May 1995. The Company may acquire additional sites in the future from existing chains if suitable opportunities are presented to the Company.

    In the past, as part of its strategy to expand retail operations, the Company opened certain new stores in close proximity to existing stores where the Company determined that the trade area could support a larger facility. In some of these situations, the Company retained its existing store so long as it continued to contribute store-level operating income. While this strategy was designed to increase revenues and store-level operating income, it has had a negative affect on comparable store net sales as some customers migrate from the existing store to the close-by larger new store. Except for 3 relocations to larger, nearby sites and 1 store closure as a result of a fire, the Company has never closed one of its 99 CENTS Only Stores.

    The following table sets forth relevant information with respect to the growth of the Company's 99 CENTS Only Stores operations:

                                                                   YEARS ENDING DECEMBER 31,
                                                    --------------------------------------------------------
                                                      1991        1992        1993        1994        1995
                                                    --------    --------    --------    --------    --------
                                                      (DOLLARS IN THOUSANDS, EXCEPT SALES PER SQUARE FOOT
                                                                             DATA)
99 CENTS Only Stores net sales....................  $ 89,967    $ 95,873    $101,828    $110,724    $121,998
Annual growth rate................................      17.1%        6.6%        6.2%        8.7%       10.2%
Store count beginning of year.....................        22          24          30          31          34
New stores........................................         2           6(1)        1           4           4
Stores closed.....................................         0           0           0           1(2)        2(3)
Store count at year end...........................        24          30          31          34          36
Average net sales per store (4)...................  $  3,826    $  3,550    $  3,349    $  3,267    $  3,467
Total estimated saleable square footage period
  end.............................................   204,000     259,000     269,000     293,000     326,000
Average sales per estimated saleable square foot
  (4).............................................  $    462    $    417    $    388    $    396    $    397
Change in comparable store net sales (5)..........      (0.3)%      (8.6)%      (3.5)%      (1.4)%      (0.2)%
Change in comparable store net sales, as adjusted
  (6).............................................                                          (0.2)%       2.2%

- ------------
(1) One of the new stores was a June 1992 conversion of an operating retail store run by the Company under a tradename different from the 99 CENTS Only Stores concept.

(2)  Store closed September 1994 due to fire.

(3)  Stores closed due to relocation to larger nearby sites.

(4)  For stores open for the entire fiscal year.

(5) Change in comparable stores net sales compares net sales for stores open for the entire two years compared.

(6) Excludes the Company's Fairfax/Wilshire #1 store, which remained open after a new larger store (Fairfax/Wilshire #2) was opened fewer than 500 feet away in August 1994. For a discussion of the Company's strategy of opening new stores in close proximity to older, existing stores, see "Management's Discussion and Analysis of Results of Operations and Financial Condition -- General."

     STORE MANAGEMENT. Substantially all merchandise decisions with respect to pricing and advertising are made at the Company's headquarters. The Company employs six district managers responsible for store operations and five merchandising supervisors responsible for store merchandising. These District Managers and Merchandising Supervisors are supervised by the Company's Vice President of Retail Operations and Vice President of Merchandising and Store Openings, respectively. District Managers visit each store in their district at least twice a week and focus on the implementation of Company's policies, operations and merchandising philosophy. District Managers also help train store management. The Vice President of Retail Operations also supervises a cashiers training school located at the Company's corporate offices. Merchandising Supervisors and their crews (usually three to five experienced stock people) visit each of the stores at least once a week and help the store managers to maintain and improve the appearance of the sales floor, move merchandise sections, organize the stockroom and train store personnel. Typically the Company's stores are staffed with a manager, two assistant managers, a head cashier, 13 cashiers and 12 stockers. Store managers are responsible for assessing their respective stores stocking needs and ordering accordingly.
Accounting and general financial functions are provided at the Company's corporate offices.

    ADVERTISING. Advertising expenditures were $1.4 million, $1.4 million and $1.2 million for 1993, 1994 and 1995, respectively, or 1.0%, 1.0% and 0.8% of net sales, respectively. The Company manages its advertising without the assistance of an outside agency. The Company allocates the majority of its advertising budget to newspaper and radio advertising. The Company's advertising strategy emphasizes the offering of nationally recognized, name-brand merchandise at significant savings. The Company minimizes its advertising expenditures by an efficient implementation of its advertising program combined with word-of-mouth publicity, locations with good visibility and efficient signage. Because of the Company's promotional campaign, grand openings of a 99 CENTS Only Store often attract long lines of customers and receive media coverage.

BARGAIN WHOLESALE

    The Company conducts its wholesale operations under the trade name, "Bargain Wholesale," through its 15,000 square foot product showroom located at the Company's 880,000 square foot single-story warehouse and distribution facility. Bargain Wholesale also conducts business through general merchandise trade shows and mailed product circulars.

    The following table presents certain information regarding the Company's wholesale division:

                                                     1991       1992       1993       1994       1995
                                                    -------    -------    -------    -------    -------
Net sales (in thousands)..........................  $19,544    $21,938    $18,028    $18,916    $30,337
Annual rate of growth -- net sales................     50.4%      12.2%     (17.8)%      4.9%      60.4%

    Bargain Wholesale traditionally relied upon small and medium size Southern California retailers to form its core customer base. In 1991, the Company began to focus greater attention on Bargain Wholesale with the hiring of a Senior Vice President of Wholesale Operations. Outside factors including the 1992 Los Angeles civil disturbances and the 1994 Northridge earthquake, had an adverse impact on Bargain Wholesale's traditional core customer base. By shifting its focus to large domestic and international accounts and the expansion of its geographic markets, Bargain Wholesale was able to recover from the outside factors affecting its 1993 and 1994 results and significantly improve its performance in 1995.

    In 1995, Bargain Wholesale sold merchandise to over 999 customers. The Company advertises its wholesale operations primarily through direct mail. The Company plans to continue to expand its wholesale operations by continuing its focus on the needs of large domestic and international accounts, expansion into new geographic markets, increasing its marketing and promotional programs, increasing the number of trade shows at which it exhibits, opening a showroom in New York City, improving customer service and aggressively contacting its customers on a more frequent basis through telephone, facsimile and mail.

    The Company's wholesale inventory is substantially similar to its retail inventory. Typical wholesale customers include other wholesalers, small local retailers, large regional and national retailers, and exporters. During 1995, no single customer accounted for more than 5% of Bargain Wholesale's net sales. The Company offers 15-day payment terms to its Bargain Wholesale customers who meet the Company's credit standards. Customers located abroad, certain smaller customers or others who do not meet the Company's credit standards pay cash upon pickup or before shipment of merchandise.

    Bargain Wholesale complements the Company's retail operations by allowing the Company to purchase in larger volumes at more favorable pricing and to generate additional net sales with relatively small incremental increases in operating expenses. Bargain Wholesale also provides the Company with a channel by which it may distribute merchandise above the 99 CENTS price point.

PURCHASING

    The Company's purchasing department staff consists of six buyers, managed by the Company's Vice President of Purchasing. The Company's Chief Executive Officer also participates in the Company's purchasing activities. The Company's buyers purchase for both the 99 CENTS Only Stores and Bargain Wholesale.

    The Company believes a primary factor contributing to its success is its ability to identify and take advantage of opportunities to purchase merchandise with high consumer interest at lower than regular wholesale prices. The Company purchases most of its merchandise directly from the manufacturer. The Company's other sources of merchandise include wholesalers, manufacturers' representatives, importers, barter companies, auctions, professional finders and other retailers. The Company develops new sources of merchandise primarily by attending industry trade shows, advertising, marketing brochures and referrals.

    The Company has no continuing contracts for the purchase of merchandise and must continuously seek out buying opportunities from both its existing suppliers and new sources. No single supplier accounted for more than 5% of the Company's total purchases for 1995. In 1995, the Company purchased its inventory from more than 999 suppliers, including Colgate-Palmolive Company, The Dial Corp., Eveready Battery Company, Inc., General Electric Company, Gerber Products Company, The Gillette Company, Hershey Foods Corp., Johnson & Johnson, Kraft General Foods Inc., Lever Brothers Company, Mattel, Inc., The Mead Corporation, Nabisco, Inc., Nestle, The Pillsbury Company, The Procter & Gamble Company, Revlon, Inc. and SmithKline Beecham Corporation.

    A substantial amount of the merchandise purchased by the Company in 1995 was close-out or special-situation merchandise. Close-out or special-situation merchandise becomes available for a variety of reasons, including a manufacturer's over-production, discontinuation of merchandise due to a change in style, color, size, formulation or packaging, inability to move merchandise effectively through regular channels, reduction of excess seasonal inventory, discontinuation of test-marketed items and financial needs. The Company's buyers are continuously seeking close-out opportunities. The Company's experience and expertise in buying merchandise has enabled it to develop relationships with many manufacturers that often offer some or all of their close-out merchandise to the Company prior to attempting to sell it through other channels.

    The Company has developed strong relationships with many manufacturers and distributors that recognize their special-situation merchandise can be moved quickly through the Company's retail and wholesale distribution channels. These strong relationships along with the Company's ability to purchase in large volumes also enable the Company to purchase continuously available name-brand goods at discounted wholesale prices. The key elements to these supplier relationships include the Company's (i) ability to make immediate buy decisions,
(ii) experienced buying staff, (iii) ability to pay cash or accept abbreviated credit terms, (iv) reputation for prompt payment, (v) commitment to honor all issued purchase orders and (vi) willingness to purchase goods close to a target season or out of season. Other important factors include the Company's ability to minimize channel conflict for the manufacturer by quickly selling name-brand close-outs without, if requested by the supplier, advertising or wholesaling the item, the Company's ability to purchase and resell large volume orders and the ability to minimize the risk of damaging a product's image by having attractively merchandised stores filled with name-brand items. Management believes the Company's long-term relationships with its suppliers and its reputation for integrity will continue to provide the Company with opportunities to acquire quality merchandise at reduced wholesale prices.

    Private label consumer products, made exclusively for the Company, accounted for approximately 4% of total merchandise purchased in 1995. The Company is continuously developing new private label consumer products to broaden the assortment of merchandise that is consistently available. The Company also has an in-house operation called Deluxe Imports that imports products primarily from Southeast Asia. Deluxe Imports accounted for approximately 5% of total merchandise purchased in 1995. The Company primarily imports merchandise in product categories which are not brand sensitive to consumers such as kitchen items, housewares, toys and hardware.

WAREHOUSING AND DISTRIBUTION

    The Company maintains an 880,000 square foot, single-story warehouse and distribution facility located on approximately 23 acres in the City of Commerce, California. The Company's headquarters are also located in this facility. The site is located near downtown Los Angeles and has close access to the Southern California freeway and rail systems and the ports of Los Angeles and Long Beach. The warehouse has 129 dock doors available for receiving or shipping. The Company believes that its current warehouse and distribution facility will be able to support distribution to more than 99 stores in Southern California.

    Most of the Company's merchandise is shipped by truck directly from manufacturers and other suppliers to the Company's warehouse and distribution facility. As part of its distribution network, the Company owns a fleet of 11 tractors and 20 trailers which are primarily used to deliver merchandise to its stores. Full truck deliveries are made from its distribution center to each store typically four times a week. Product is delivered to a store the day after the store places a schedule order. Most of the merchandise is pulled by the store (I.E., ordered by the store manager) versus pushed by the distribution center (I.E., sent by order of the Company's distribution personnel). Approximately 2% of product stocked by the stores is shipped by the manufacturer directly to the store. The Company attempts to optimally utilize its fleet by a combination of filling outbound trucks to capacity and instituting a backhaul program whereby products are picked up from suppliers in conjunction with deliveries to stores in the same general area. Approximately half of all merchandise picked up by the Company's trucks was backhauled to its warehouse. The Company also uses its own vehicles to pick-up certain shipments at local ports and rail yards. The size of the Company's distribution center allows storage of bulk one-time close-out purchases and seasonal or holiday items without incurring additional costs. The Company, however, may elect from time to time to lease temporary storage facilities to accommodate extraordinary purchases. There can be no assurance that the Company's existing warehouse will provide adequate space for the Company's long-term storage needs.

PROPERTIES

    The Company currently leases all of its store locations, and therefore has been able to add stores without incurring indebtedness to acquire real estate. The Company currently leases 10 of its 38 store locations and a parking lot associated with one of these stores from certain of the Existing Shareholders or their affiliates. In addition, the Company has entered into leases with certain Existing Shareholders or their affiliates for three additional locations (including one relocation site.) See "Risk Factors -- Affiliate Transactions" and "Management -- Certain Transactions."

    Management believes that the Company's stable operating history, excellent credit history and ability to generate substantial customer traffic give the Company significant leverage when negotiating lease terms. Most of the Company's leases provide for fixed rents, subject to periodic adjustments. Although the Company has not purchased any real estate in the past, it may do so in the future; and certain of the Company's store leases contain provisions that grant the Company a right of first refusal to acquire the subject site.

    The following table sets forth, as of the date of this Prospectus, information relating to the expiration dates of the Company's current 99 CENTS Only Stores leases (including three recently signed leases for future locations) assuming the exercise of all options to extend:

EXPIRING     EXPIRING       EXPIRING     EXPIRING 2003
  1996       1997-1999     2000-2002       AND BEYOND
- ---------  -------------  ------------  ----------------
  5(1)             4              1             31(2)

- ------------

(1)  Includes 4 stores leased on a month-to-month basis.


(2) Reflects relocation site for a store with a lease originally scheduled to expire in 1998.

    The Company leases its 880,000 square foot, single-story warehouse and distribution facility. The Company's executive offices are also located in this facility. In December 1993, the Company entered into a seven year triple-net lease agreement with a purchase option, that is accounted for on the Company's financial statements as a capitalized lease obligation. The lease included the Company's initial payment of $2.75 million and eighty four monthly payments of $70,000. As part of the agreement to lease, the Company received $500,000 in 1993 and $1.0 million in 1994 to apply to renovation costs. The facility's fire prevention and lighting systems were completely upgraded. A state-of-the-art sprinkler system, hundreds of new smoke-vents (skylights) and energy efficient lighting with motion detectors were installed. Also, over 25 dock levelers and new racking with over 10,000 pallet positions were installed. The Company has the option to purchase the property for $10.5 million at the end of the lease and the Company currently intends to exercise the option. If the Company does not exercise the purchase option, then the Company will be subject to a $7.6 million penalty.

MANAGEMENT INFORMATION SYSTEMS

    The Company's business is currently supported by a standard accounting and financial reporting system utilizing a PC-based local area network (LAN) and a separate partially customized inventory control system processed by a Hewlett-Packard RISC-based computer. The Company's inventory management is designed to track all inventory received at the Company's distribution center and shipped to each 99 CENTS Only Stores location or Bargain Wholesale customers. The Company's systems allow management to monitor inventory and assist store operations. In light of the Company's continuously changing merchandise and other factors, the Company has determined not to install a point of sale system. The retail order processing system has been designed to expedite the processing of retail store orders, for both store and warehouse personnel. Buyers use inventory and historical shipment information to assist in reordering and inventory planning functions. The Company employs an accounts receivable, accounts payable, and general ledger software package that shares information with a separate inventory management and order processing system. The Company is in the process of integrating these functions. The Company has implemented various reporting tools to support the timely generation of financial and managerial reports from the Company's information systems.

    The Company's accounting and management information system was originally installed in 1990 and the Company's inventory control system was installed in 1994. These systems have continuously been upgraded and enhanced from time-to-time and continue to evolve. This process is monitored by a steering committee consisting of six department heads and an outside member of the Board of Directors. The Company believes that its accounting and management information system and inventory control system adequately provide for its current needs. The Company intends to continue to update and enhance its systems in order to improve capabilities and provide for planned growth. If the Company should experience faster than anticipated growth, the Company may be required to install a new management information or inventory control system or undergo a significant modification of its current systems to accommodate a larger business.

COMPETITION

    Each of the markets in which the Company operates is highly competitive. The Company sells product lines which are similar to other wholesalers, deep-discount stores, single price point merchandisers, discount merchandisers, food markets, drug stores, club stores and other retailers. The industry also includes a number of small privately held companies and individuals. In some instances, these competitors are also customers of the Company's Bargain Wholesale division. However, most single price point retailers do not have 99 CENTS Only Stores' focus on consumable name-brand merchandise. Nevertheless, there is increasing competition with other wholesalers and retailers, including other deep-discount retailers, for the purchase of quality close-out and other special situation merchandise. Some of these competitors have substantially greater financial resources and buying power than the Company. The Company's ability to compete will depend on many factors including the success of its purchase and resale of such merchandise at lower prices than the competition. The Company may face intense competition in the future that could have an adverse effect on its business and results of operations.

EMPLOYEES

    At March 31, 1996, the Company had 1,301 employees (1,109 in its retail operation, 119 in its warehouse and distribution facility, 48 in its corporate offices, and 25 in its wholesale division). None of the Company's employees is party to a collective bargaining agreement. The Company considers relations with its employees to be satisfactory. The Company offers certain benefits, including health insurance, to its full-time employees.

LEGAL PROCEEDINGS

    The Company is engaged in litigation in the ordinary course of its business, none of which the Company believes is material.

    In 1989 the Company purchased $220,000 of inventory for resale. A third party claimed to have a valid lien on such inventory sold to the Company. After a series of judgments, reversals and other legal actions, the litigation was settled for $200,000 in early 1995. From 1991 through 1993 the Company provided a reserve of $3.1 million for estimated litigation and interest costs. As a result of the settlement, $200,000 was charged to the reserve and the remaining $2.9 million was included in income in 1994.

TRADEMARKS AND SERVICE MARKS

   "99 CENTS Only Stores" and "99 CENTS" are registered service marks of the Company and are listed on the United States Patent and Trademark Office Principal Register. Bargain Wholesale is a service mark used by the Company. Management believes that the Company's trademarks, service marks and trade names are an important but not critical element of the Company's merchandising strategy.

ENVIRONMENTAL MATTERS

    Under various Federal, state and local environmental laws and regulations, a current or previous owner or occupant of real property may become liable for the costs of removal or remediation of hazardous substances at such real property. Such laws and regulations often impose liability without regard to fault. The Company currently leases all of its stores, as well as its warehouse and distribution facility (where its executive offices are located). In connection with such leases, the Company could be held liable for the costs of remedial actions with respect to hazardous substances. In addition, the Company operates one recently installed underground diesel storage tank and one above-ground propane storage tank at its warehouse and distribution facility. Although the Company has not been notified of, and is not otherwise aware of, any current environmental liability, claim or non-compliance, there can be no assurance that the Company will not be required to incur remediation or other costs in the future in connection with its leased properties or its storage tanks.

    In the ordinary course of its business, the Company from time to time handles or disposes of ordinary household products that are classified as hazardous materials under various Federal, state and local environmental laws and regulations. The Company has adopted policies regarding the handling and disposal of these products, and has implemented a training program for employees on hazardous material handling and disposal. There can be no assurance, however, that such policies or training will be successful in assisting the Company in avoiding violations of environmental laws and regulations relating to the handling and disposal of such products in the future.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN KEY EMPLOYEES

    Information regarding the Company's directors, executive officers and certain key employees as of April 30, 1996 is as follows:

   DIRECTORS AND EXECUTIVE
          OFFICERS:                 AGE                                    OFFICE
- ------------------------------      ---      ------------------------------------------------------------------
David Gold                              63   Chairman of the Board; Chief Executive Officer; and President
Helen Pipkin                            53   Senior Vice President of Wholesale Operations
Carl L. Wood                            43   Chief Financial Officer
Howard Gold                             36   Senior Vice President of Warehouse Operations; and Director
Eric Schiffer                           35   Senior Vice President of Operations and Administration; and
                                               Director
Jeff Gold                               28   Senior Vice President of Real Estate and Management Information
                                               Systems; and Director
William O. Christy*                     64   Director
Marvin L. Holen*                        66   Director
Ben Schwartz*                           78   Director


CERTAIN KEY EMPLOYEES:
- ------------------------------
Larry Borenstein                        44   Vice President of Construction and Advertising
Carolyn J. Brock                        45   Vice President of Human Resources
Robert Campbell                         57   Vice President of Retail Operations
Martin Goldberg                         76   Vice President of Purchasing
Jose Gomez                              36   Vice President of Merchandising and Store Openings
Kenneth R. Phipps                       45   Vice President of Distribution

- ------------
*   Member of Audit and Compensation Committees

DIRECTORS AND EXECUTIVE OFFICERS:

    DAVID GOLD has been a director, President and Chief Executive Officer of the Company since the founding of the Company in 1965. Mr. Gold has over 40 years of retail experience and 20 years of wholesale experience.

    HELEN PIPKIN joined the Company in 1991 and serves as Senior Vice President of Wholesale Operations. Prior to joining the Company, from 1985 through 1991, she served as Controller and Manager of Wholesale and Import Operations of Cobra Associated International, a wholesaler of variety merchandise. She was an owner, Vice President and Controller of Markell Imports. She has over 25 years in the wholesale industry.

    CARL L. WOOD joined the Company in 1989 and serves as the Company's Chief Financial Officer. Mr. Wood has also served as the Company's Controller and Vice President of Finance. Prior to joining the Company, from 1983 through 1987, he served as Chief Financial Officer and Controller of Alternacare Corporation, a publicly traded national operator of out-patient surgery centers. He also worked for Arthur Andersen for seven years before leaving in 1983 as an Experienced Manager. Mr. Wood is a Certified Public Accountant.

    HOWARD GOLD has been a director of the Company since 1991. He joined the Company in 1982 and has served in various managerial capacities since 1984. He currently serves as Senior Vice President of Warehouse Operations. Mr. Gold received his B.S. degree from the University of California at Los Angeles in 1984.

    ERIC SCHIFFER has been a director of the Company since 1991. He joined the Company in 1992 and currently serves as Senior Vice President of Operations and Administration. Prior to joining the Company, from

1987 to 1992, he was employed by Oxford Partners, a venture capital firm. From 1983 to 1985, he was an engineer at Texas Instruments. Mr. Schiffer received his B.S.E. degree from Duke University in 1983 and his M.B.A. from Harvard Business School in 1987.

    JEFF GOLD has been a director of the Company since 1991. He joined the Company in 1984 and has served in various managerial capacities since 1989. He currently serves as Senior Vice President of Real Estate and Management Information Systems. Mr. Gold received his B.A. degree from the University of California at Berkeley in 1989.

    WILLIAM O. CHRISTY has been a director of the Company since 1992. He was President and C.E.O. of Certified Grocers of California from 1977 to 1990 where he spent the bulk of his career. He served on numerous trade association boards including the executive committee of the National Grocers Association Board and Chairman of the Merchant and Manufacturer Association Board.

    MARVIN L. HOLEN has been a director of the Company since 1991. He is an attorney and in 1960 founded the law firm of Van Petten & Holen. He served on the Board of the Southern California Rapid Transit District from 1976 to 1993 (six of those years as the Board's President) and the Los Angeles County Metropolitan Transportation Authority from 1993 to 1995. He also served on the Board of Trustees of California Blue Shield from 1972 to 1978, on the Board of United California Savings Bank from 1992 to 1994 and several other corporate, financial institution and philanthropic boards of directors.

    BEN SCHWARTZ has been a director of the Company since 1993. He was Chairman of Foods Company Markets, a supermarket chain, from 1980 until it was acquired in 1987 by Boys Markets. Prior to that he served for many years as its president. He has also served on the Board of Directors of Certified Grocers of California including four years as Chairman. Additionally he sits on a number of industry trade boards, including the Food Marketing Institute (FMI).


    David Gold is the father of Howard Gold and Jeff Gold and the father-in-law of Eric Schiffer. Marvin L. Holen is a partner in the firm of Van Petten & Holen, which provides legal services to the Company. Fees for such services were $109,000 in 1995.


CERTAIN KEY EMPLOYEES:

    LARRY BORENSTEIN joined the Company in 1984 and currently serves as Vice President of Construction and Advertising. Mr. Borenstein has also served in various other managerial capacities within the Company.

    CAROLYN J. BROCK joined the Company in 1994 and currently serves as Vice President of Human Resources. During 1993 and 1994, Ms. Brock was employed by Dodge, Warren & Peters Consultants, Inc., a consulting firm, where she served as Executive Vice President. From 1992 to 1993, she was an owner and the Vice President of Comp Solutions, a worker's compensation consulting firm. From 1990 to 1992, she was the President of Employers Management Services, a human resources consulting firm.

    ROBERT CAMPBELL has served as Vice President of Retail Operations since joining the Company in January, 1995. Prior to joining the Company he was with Safeway Stores and The Vons Companies, large regional retail food and drug companies, for over thirty years. While at Vons, he most recently served as Vice President of Operations for the south and central regions of California.

    MARTIN GOLDBERG has served as Vice President of Purchasing since 1991. He joined the Company as Director of Buying in 1987. From 1983 through 1987, he served as Vice President of Purchasing of Bibi Products, an import company. He has over 45 years of retail experience as a buyer and merchandiser.

    JOSE GOMEZ joined the Company in 1980 and served in certain managerial capacities. Since 1991, he has been Vice President of Merchandising and Store Openings. He has 20 years of retail experience.

    KENNETH R. PHIPPS joined the Company in 1993 and serves as Vice President of Distribution. From 1991 until 1993, Mr. Phipps served as Director of Operations for S.E. Rykoff Inc., a large food wholesaler. From 1970 to 1991, Mr. Phipps was employed by Lucky Stores, Inc., a large grocery chain, where his responsibilities included, at various times, serving as the distribution center manager at three Lucky's facilities.

    In April 1996, the Company hired a Real Estate Manager and a Director of Imports. The Company currently retains a full-time consultant to oversee its Management Information Systems. The Company plans to replace its consultant with an in-house Director of Management Information Systems.

EXECUTIVE COMPENSATION

    The following table sets forth the aggregate cash and non-cash compensation paid or accrued by the Company to the Chief Executive Officer and the only other executive officer compensated in excess of $100,000 for each of the years in the three-year period ended December 31, 1995:

                           SUMMARY COMPENSATION TABLE

                                                                        ANNUAL COMPENSATION
                                                                 ---------------------------------     ALL OTHER
NAME AND PRINCIPAL POSITION                                        YEAR       SALARY       BONUS    COMPENSATION(1)
- ---------------------------------------------------------------  ---------  -----------  ---------  ----------------
David Gold                                                            1995  $    65,000     --        $    317,000
  Chairman, CEO and President                                         1994  $    62,500     --        $    324,000
                                                                      1993  $    65,000     --        $      2,000
Helen Pipkin                                                          1995  $   106,000  $  20,000         --
  Senior Vice President of Wholesale Operations                       1994  $   106,000  $  20,000         --
                                                                      1993  $   106,000  $  15,000         --

- ------------
(1) Represents life insurance premiums on policies (one of which is "split dollar") insuring the lives of David and Sherry Gold and automobile insurance premiums on policies insuring David Gold's automobile. See "Management -- Certain Transactions." After 1996, the Company will discontinue paying David Gold's automobile insurance, which payments were approximately $2,000 per year.

    During 1995, the executive officers and certain key employees of the Company received aggregate cash compensation of $1.0 million, consisting of an aggregate of $0.8 million of annual base salary and an aggregate of $0.2 million of bonus compensation. For 1996, the Company implemented changes in its compensation structure that are anticipated to result in an increase in the annual base salary paid to these executive officers and key employees from $0.8 million in 1995 to $1.4 million in 1996. Bonuses for 1996 have not been determined. However, they are not expected to materially exceed the bonus amounts paid to these executive officers and key employees in the aggregate in 1995.

COMPENSATION OF DIRECTORS

    Each director is elected to hold office until the next annual meeting of shareholders and until his respective successor is elected and qualified. Officers serve at the discretion of the Board of Directors. Directors who are not also officers of the corporation receive compensation for their activities as directors as follows: $1,000 per month, plus $500 for each board meeting attended plus $150 for each committee meeting attended on a day when no board meeting is held, or $250 for each committee meeting attended as committee chairperson. Additionally, during the time that an individual serves on the Board of Directors such person will receive an automatic annual grant of an option to purchase 3,000 shares of the Company's Common Stock, with a per share exercise price equal to the fair market value (which shall be determined by reference to the average closing price of the Company's Common Stock during the 20 trading days immediately preceding the date of grant) of a share of the Company's Common Stock on the date of grant.

CERTAIN TRANSACTIONS


    The Company currently leases 10 of its 38 store locations and a parking lot associated with one of these stores from certain of the Existing Shareholders or their affiliates. David Gold, Chief Executive Officer of the Company, and his wife, Sherry Gold, own one store location through a partnership (14139 Paramount Properties), and hold a 75% interest in a partnership (6135-6161 Atlantic Boulevard Partnership) which owns an additional store location. An additional five store locations are owned by HKJ Gold, Inc., a California corporation, the sole shareholders of which are Howard Gold, Karen Schiffer and Jeff Gold, the three children of David and Sherry Gold. Howard Gold and Jeff Gold are also officers and directors of the Company. David Gold, Sherry Gold, Howard Gold, Karen Schiffer and Jeff Gold, together, through a partnership (Au Zone

Investments #2, L.P., a California limited partnership), also indirectly own three other store locations and a parking lot rented to an additional store location. Annual rental expense for the facilities owned by the Existing Shareholders or their affiliates was approximately $1.0 million, $1.5 million and $1.6 million in 1993, 1994 and 1995, respectively. During the three months ended March 31, 1996 the rental expense for these facilities totalled $420,000. The Company has entered into leases for two new stores and one relocated store. HKJ Gold, Inc. is the landlord of two of these properties and Howard Gold, Jeff Gold, Karen Schiffer and her husband Eric Schiffer, who is also an officer of the Company, together, are the landlord of the third property. In addition, HKJ Gold, Inc. has agreed to purchase a site currently leased by the Company, subject to certain contingencies. The Company believes that such leases and purchase contract are no less favorable to the Company than those an unrelated party would have provided after arm's-length negotiations. In the future, the Company does not intend to enter into real estate transactions with the Existing Shareholders or their affiliates, except with respect to the renewal or modification of existing leases and occasions where such transactions are determined to be in the best interests of the Company. The Existing Shareholders have agreed that neither they nor their affiliates will pursue any future real estate opportunity that could be utilized by the Company as a store or warehouse location unless it is unanimously rejected by the independent Directors on the Company's Board of Directors. Moreover, all future real estate transactions between the Company and the Existing Shareholders or their affiliates will require the unanimous approval of the independent Directors on the Company's Board of Directors and a determination by such independent Directors that such transactions are the equivalent of a negotiated arm's-length transaction with a third party. There can be no guarantee that the Company and the Existing Shareholders or their affiliates will be able to agree on renewal terms for the properties currently leased by the Company from the Existing Shareholders, or, if such terms are agreed to, that the independent Directors on the Board of Directors will approve such terms.



    The Company was treated as an S corporation from its inception through April 30, 1996. David Gold, Sherry Gold, Howard Gold, Karen Schiffer and Jeff Gold beneficially own all of the outstanding Common Stock. Eric Schiffer is the beneficial owner of certain of these shares. For 1993, 1994 and 1995, the Company made aggregate S corporation distributions to its shareholders of $10.2 million, $5.6 million and $11.2 million, respectively. In January and April 1996, the Company made additional cash distributions to the Existing Stockholders in an aggregate amount of $5.0 million. In March 1996 and April 1996, the Company distributed dividends aggregating $35.5 million to the Existing Stockholders in the form of notes. Further, in May 1996, the Company declared a dividend payable in the aggregate amount of $4.4 million in connection with the termination of the Company's S corporation status. These notes and dividends payable declared will be paid at the time of the closing of this offering from the net proceeds hereof.


    Prior to this offering, the Company and the Existing Shareholders will enter into a tax indemnification agreement relating to their respective income tax liabilities. See "Termination of S Corporation Status."

    The Company pays the premium on a "split-dollar" life insurance agreement with two of its principal shareholders. See "Management -- Executive Compensation." Under a collateral assignment agreement, the premiums paid by the Company will be reimbursed to the Company out of death benefit proceeds at the death of both shareholders. The Company has recorded a receivable of $107,000 from an affiliated entity in the accompanying balance sheets as of March 31, 1996, for the present value, not to exceed the cash surrender value of the policy, based on mortality tables, of the premiums paid through March 31, 1996.

STOCK OPTION PLAN


    In March 1996, the Company and the Existing Shareholders adopted the Company's 1996 Stock Option Plan (the "Stock Option Plan"), which provides for the issuance of incentive stock options within the meaning of Section 422 of the Code and non-qualified stock options to purchase an aggregate of up to 1,000,000 shares of the Common Stock of the Company. Of these, 500,000 shares are reserved for issuance upon exercise of options granted under the Stock Option Plan. The Stock Option Plan permits the grant of options to officers, employees, directors and consultants of the Company.


    The Stock Option Plan will be administered by a committee of the Board consisting of two or more directors of the Company, all of whom are "disinterested persons" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Committee"). Each option is evidenced by written agreement in a form approved by the Committee. No options granted under the Stock Option Plan are transferable by the optionee other than by will or by the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by the optionee.

    Under the Stock Option Plan, the exercise price of an incentive stock option must be at least equal to 100% of the fair market value of the Common Stock on the date of grant (110% of the fair market value in the case of options granted to employees who hold more than ten percent of the voting power of Company's capital stock on the date of grant). The exercise price of a non-qualified stock option must be not less than the par value of a share of the Common Stock on the date of grant. The term of an incentive or non-qualified stock option is not to exceed ten years (five years in the case of an incentive stock option granted to a ten percent holder). The Committee has the discretion to determine the vesting schedule and the period required for full exercisability of stock options; however, in no event can the Committee shorten such period to less than six months. Upon exercise of any option granted under the Stock Option Plan, the exercise price may be paid in cash, and/or such other form of payment as may be permitted under the applicable option agreement, including, without limitation, previously owned shares of Common Stock.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 2, 1996, and as adjusted to reflect the sale of 4,250,000 shares by the Company, by (i) each director of the Company, (ii) each person known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, and (iii) all directors and executive officers of the Company as a group. Except as may be indicated in the footnotes to the table, each of such persons has the sole voting and investment power with respect to the shares owned, subject to applicable community property laws. The address of each person listed is in care of the Company, 4000 East Union Pacific Avenue, City of Commerce, California 90023.


                                                                   SHARES BENEFICIALLY      SHARES BENEFICIALLY
                                                                          OWNED                    OWNED
                                                                  PRIOR TO OFFERING(1)      AFTER THE OFFERING
                                                                 -----------------------  -----------------------
                                                                   SHARES      PERCENT      SHARES      PERCENT
                                                                 -----------  ----------  -----------  ----------
David Gold (2)(7)..............................................    6,950,393       70.0%    6,950,393       49.0%
Sherry Gold (3)(7).............................................    6,950,393       70.0%    6,950,393       49.0%
Howard Gold (4)(7).............................................    4,269,529       43.0%    4,269,529       30.1%
Jeff Gold (5)(7)...............................................    4,269,529       43.0%    4,269,529       30.1%
Eric and Karen Schiffer (6)(7).................................    4,269,529       43.0%    4,269,529       30.1%
Au Zone Investments #3, LLC (7)................................    3,276,615       33.0%    3,276,615       23.1%
William O. Christy.............................................           --         --            --         --
Marvin L. Holen................................................           --         --            --         --
Ben Schwartz...................................................           --         --            --         --
All of the Company's executive officers and directors as a
  group (9 persons) (7)(8).....................................    9,929,135      100.0%    9,929,135       70.0%


- ------------

(1) Under Rule 13d-3 of the Exchange Act, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding at May 21, 1996.



(2) Includes 1,836,889 shares owned by Sherry Gold, David Gold's spouse, and 3,276,615 shares controlled through Au Zone Investments #3, LLC, a California limited liability company ("Au Zone").



(3) Includes 1,836,889 shares owned by David Gold, Sherry Gold's spouse, and 3,276,615 shares controlled through Au Zone.



(4)  Includes 3,276,615 shares controlled through Au Zone.



(5)  Includes 3,276,615 shares controlled through Au Zone.



(6)  Includes 3,276,615 shares controlled through Au Zone.



(7) Au Zone is the general partner of Au Zone Investments #2, L.P., a California limited partnership (the "Partnership"). The Partnership is the registered owner of 3,276,615 shares of Common Stock. The limited partners of the Partnership are David Gold, Sherry Gold, Howard Gold, Jeff Gold and Karen Schiffer. Each of the limited partners of the Partnership owns a 20% interest in Au Zone.



(8) Includes 1,836,889 shares owned by Sherry Gold, the spouse of David Gold, and 3,276,615 shares controlled through Au Zone.

                          DESCRIPTION OF CAPITAL STOCK


    The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, no par value per share, and 1,000,000 shares of Preferred Stock, no par value. Subject to official notice of issuance, the Common Stock has been approved for listing on the New York Stock Exchange under the symbol "NDN." The following statements are brief summaries of certain provisions relating to the Company's capital stock.


COMMON STOCK

    The Company is authorized to issue 40,000,000 shares of Common Stock, no par value. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. The holders of Common Stock are entitled to receive ratably dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the Common Stock.

    The holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereby, when issued against the consideration set forth in this Prospectus, will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors has the authority to issue 1,000,000 shares of the Preferred Stock, no par value, in one or more series with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, these shares of Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing an acquisition or a change in control of the Company. The Company does not currently intend to issue any of the authorized but unissued shares of its Preferred Stock.

ANTI-TAKEOVER PROVISIONS

    The Company's Articles of Incorporation and Bylaws include several provisions that may have the effect of discouraging persons from pursuing non-negotiated takeover attempts. These provisions include the inability of shareholders to take action by written consent without a meeting, the inability of shareholders to call for a special meeting of shareholders and the inability of shareholders to remove directors without cause. The Articles of Incorporation also contains a provision that requires a 66 2/3 percent vote to amend any of the previously discussed provisions.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon consummation of the sale of the securities offered hereby, the Company will have 14,179,135 shares of Common Stock outstanding (14,816,635, if the Underwriters' over-allotment option is exercised in full). Of these shares, 4,250,000 shares (4,887,500, if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or registration under the Act, except for any shares purchased by an affiliate of the Company (in general, a person who has a control relationship with the Company) which will be subject to the limitations of Rule 144 promulgated under the Act. All of the remaining 9,929,135 shares of Common Stock are deemed to be "restricted securities" as that term is defined in Rule 144 promulgated under the Act, all of which are eligible for sale in the public market in compliance with Rule 144. Holders of these shares (representing 70.0% of the outstanding Common Stock) have agreed for a period of 12 months after the date of this Prospectus not to participate, directly or indirectly, in transactions relating to the Common Stock. See "Underwriting."


    In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years is entitled to sell, within any three-month period, a number of shares which does not exceed the greater of 1% of the then-outstanding shares of the Company's Common

Stock (approximately 141,791 shares immediately after the offering) or the average weekly trading volume of the Company's Common Stock in the over-the-counter market or on a recognized exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 may also be subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares within the definition of "restricted securities" under Rule 144 for at least three years, is entitled to sell such shares under Rule 144(k) without regard to the volume limitation, manner of sale provisions, public information requirements or notice requirements.

    The Company is authorized to issue up to 1,000,000 shares of Common Stock under its Stock Option Plan, of which 500,000 are subject to options which have been granted as of the date of this Prospectus. See "Management -- Stock Option Plan." The Company intends to file a registration statement under the Act covering these shares of Common Stock 30 days following the completion of the offering. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, subject to vesting restrictions and the lock-up arrangements described above.

                                  UNDERWRITING

    Subject to the terms and certain conditions of the Underwriting Agreement (the Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom EVEREN Securities, Inc., NatWest Securities Limited and Crowell, Weedon & Co. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company the number of shares of Common Stock equivalent to the respective number of shares of Common Stock Set forth opposite its name below:

                                                                                     NUMBER
UNDERWRITER                                                                         OF SHARES
- ---------------------------------------------------------------------------------  -----------
EVEREN Securities, Inc...........................................................
NatWest Securities Limited.......................................................
Crowell, Weedon & Co.............................................................
                                                                                   -----------
    Total........................................................................    4,250,000
                                                                                   -----------
                                                                                   -----------

    The Underwriting Agreement provides that the obligations of the several Underwriters who are parties thereunder are subject to certain conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased.

    The Company has been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public initially at the price to public set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not to exceed $ per share. The Underwriters may allow, and such dealers may re-allow, discounts not to exceed $ per share to certain other dealers. After the initial public offering of the shares of Common Stock, the public offering price and the other selling terms may be changed by the Representatives.

    The Company has granted to the Underwriters an option to purchase up to an aggregate of 637,500 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus, less underwriting discounts and commission, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

    The Representatives have informed the Company that they do not expect discretionary sales by the Underwriters to exceed 5% of the shares of Common Stock being offered hereby.

    The Company and the Existing Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The initial price to the public for the Common Stock offered hereby will be determined by negotiation between the Company and the Representatives. The factors to be considered in determining the initial price to the public will include the history of and the prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general condition of the securities markets at the time of this offering and the recent market prices of securities of generally comparable companies.

    Prior to this offering, there has been no established trading market for the Common Stock. There can be no assurance as to the liquidity of any market that may develop for the Common Stock or the ability of holders to sell their Common Stock; nor can there be any assurance that the price at which holders are able to sell their Common Stock will not be lower than the price at which the Common Stock is sold to the public by the Underwriters. See "Risk Factors -- No Prior Public Market; Possible Volatility of Stock Price."

    NatWest Securities Limited, a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the shares of Common Stock offered hereby and subject to certain exceptions, it will not offer or sell any shares of Common Stock within the United States, its territories or possessions or to persons who are citizens thereof or residents therein. The Underwriting Agreement does not limit the sale of the shares of Common Stock offered hereby outside of the United States.

    NatWest Securities Limited has also represented and agreed that (i) it has not offered or sold and will not offer or sell any Common Stock to persons in the United Kingdom prior to admission of the Common Stock to listing in accordance with Part IV of the Financial Services Act 1986 (the "1986 Act") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not resulted in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the 1986 Act, (ii) it has complied and will comply with all applicable provisions of the 1986 Act with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Common Stock, other than any document which consists of or any part of listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under Part IV of the 1986 Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise lawfully be issued or passed on.

    The Company, the Existing Shareholders and each of its officers and directors who are not Existing Shareholders beneficially owning an aggregate of 9,929,135 shares of Common Stock after this offering have agreed with the Underwriters not to (other than in connection with this offering), directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of Common Stock of the Company or issue any securities convertible into or exercisable or exchangeable (except pursuant to the terms of the Company's various employee stock plans (see "Management -- Stock Option Plans")) for Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, or enter into any agreement to do any of the foregoing for a period of 12 months after the date of this Prospectus without the written consent of EVEREN Securities, Inc. (the "Lock-Up Agreement"). As part of the Lock-Up Agreement, the Company has also agreed with the Underwriters that it will not, without the written consent of EVEREN Securities, Inc., file a registration statement relating to shares of capital stock (including the Common Stock), or securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, capital stock, during such 12-month period, with the exception of the filing of Registration Statements on Form S-8 with respect to the Company's employee stock plans.


    Subject to official notice of issuance, the Common Stock has been approved for listing on the New York Stock Exchange under the symbol "NDN."


                                 LEGAL MATTERS


    Counsel for the Company, Troop Meisinger Steuber & Pasich, LLP, Los Angeles, California, has rendered an opinion to the effect that the Common Stock offered by the Company upon sale will be duly and validly issued, fully paid and non-assessable. Riordan & McKinzie, Los Angeles, California, is acting as counsel to the Underwriters in connection with certain legal matters relating to this offering.


                                    EXPERTS

    The audited financial statements as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission in Washington, D.C. a Registration Statement under the Act with respect to the shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and with respect to any contract or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. For further information with respect to the Company and the shares offered hereby, reference is hereby made to the Registration Statement and exhibits thereto. A copy of the Registration Statement, including the exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain prescribed rates.

    Upon consummation of this offering, the Company will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the Commission in accordance with its rules. Such reports and other information concerning the Company may be inspected and copied at the public reference facilities referred to above as well as certain regional offices of the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Public Accountants...................................................................     F-2
Balance Sheets as of December 31, 1994 and 1995 (audited) and March 31, 1996 (unaudited)...................     F-3
Statements of Income for each of the three years in the period ended December 31, 1995 (audited) and the
 three-month periods ended March 31, 1995 and 1996 (unaudited).............................................     F-4
Statements of Shareholders' Equity for each of the three years in the period ended December 31, 1995
 (audited) and the three-month period ended March 31, 1996 (unaudited).....................................     F-5
Statements of Cash Flows for each of the three years in the period ended December 31,
 1995 (audited) and the three-month periods ended March 31, 1995 and 1996 (unaudited)......................     F-6
Notes to Financial Statements..............................................................................     F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To 99 CENTS Only Stores:

    We have audited the accompanying balance sheets of 99 CENTS ONLY STORES (a California Corporation) as of December 31, 1994 and 1995, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 99 CENTS Only Stores as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


                                          /s/ ARTHUR ANDERSEN LLP
                                          ARTHUR ANDERSEN LLP


Los Angeles, California
March 9, 1996
(except with regard to the matters
discussed in Note 8, as to which the
date is May 2, 1996)

                              99 CENTS ONLY STORES
                                 BALANCE SHEETS
                                     ASSETS

                                                                        DECEMBER 31,   DECEMBER 31,
                                                                            1994           1995
                                                                        ------------   ------------    MARCH 31,    PRO FORMA
                                                                                                         1996       MARCH 31
                                                                                                      -----------     1996
                                                                                                      (UNAUDITED)  -----------
                                                                                                                   (UNAUDITED)
CURRENT ASSETS:
  Cash................................................................  $   212,000    $ 3,057,000    $ 4,888,000  $ 1,888,000
  Accounts receivable, net of allowance for doubtful accounts of
    $42,000, $34,000 and $41,000, as of December 31, 1994 and 1995 and
    March 31, 1996, respectively......................................      894,000      1,360,000      2,005,000    2,005,000
  Inventories.........................................................   32,518,000     34,313,000     32,485,000   32,485,000
  Other...............................................................      442,000        324,000        395,000      395,000
                                                                        ------------   ------------   -----------  -----------
      Total current assets............................................   34,066,000     39,054,000     39,773,000   36,773,000
                                                                        ------------   ------------   -----------  -----------
PROPERTY AND EQUIPMENT, at cost:
  Land................................................................    5,107,000      5,107,000      5,107,000    5,107,000
  Buildings and improvements..........................................    8,553,000      8,553,000      8,553,000    8,553,000
  Leasehold improvements..............................................    3,643,000      5,025,000      5,340,000    5,340,000
  Fixtures and equipment..............................................    2,840,000      3,992,000      4,369,000    4,369,000
  Transportation equipment............................................      404,000        421,000        421,000      421,000
                                                                        ------------   ------------   -----------  -----------
                                                                         20,547,000     23,098,000     23,790,000   23,790,000
  Less -- Accumulated depreciation and amortization...................   (3,748,000)    (5,311,000)    (5,774,000)  (5,774,000)
                                                                        ------------   ------------   -----------  -----------
                                                                         16,799,000     17,787,000     18,016,000   18,016,000
                                                                        ------------   ------------   -----------  -----------
OTHER ASSETS:
  Deferred income taxes...............................................      233,000        378,000        370,000    4,956,000
  Deposits............................................................      321,000        231,000        231,000      231,000
  Receivable from affiliated entity...................................           --        107,000        107,000      107,000
  Other...............................................................           --         41,000        341,000      341,000
                                                                        ------------   ------------   -----------  -----------
                                                                            554,000        757,000      1,049,000    5,635,000
                                                                        ------------   ------------   -----------  -----------
                                                                        $51,419,000    $57,598,000    $58,838,000  $60,424,000
                                                                        ------------   ------------   -----------  -----------
                                                                        ------------   ------------   -----------  -----------

                                             LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of capital lease obligation.........................  $   571,000    $   612,000    $   623,000  $   623,000
  Accounts payable....................................................    4,732,000      5,750,000      5,483,000    5,483,000
  Accrued expenses:
    Payroll and payroll-related.......................................      744,000        818,000        486,000      486,000
    Sales tax.........................................................      781,000        900,000        737,000      737,000
    Liability for claims..............................................      959,000        959,000        841,000      841,000
    Other.............................................................      504,000        116,000         89,000       89,000
  Workers' compensation...............................................    1,062,000      1,209,000      1,194,000    1,194,000
  Dividend payable....................................................           --             --             --    4,400,000
  Notes payable to shareholders.......................................           --             --     35,363,000   35,521,000
                                                                        ------------   ------------   -----------  -----------
      Total current liabilities.......................................    9,353,000     10,364,000     44,816,000   49,374,000
                                                                        ------------   ------------   -----------  -----------
LONG-TERM LIABILITIES:
  Deferred rent.......................................................      812,000      1,346,000      1,369,000    1,369,000
  Accrued interest....................................................      466,000        965,000      1,095,000    1,095,000
  Capital lease obligation, net of current portion....................    9,977,000      9,365,000      9,205,000    9,205,000
                                                                        ------------   ------------   -----------  -----------
                                                                         11,255,000     11,676,000     11,669,000   11,669,000
                                                                        ------------   ------------   -----------  -----------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Preferred stock, no par value
    Authorized -- 1,000,000 shares
    Issued and outstanding -- none....................................           --             --             --           --
  Common stock, no par value:
    Authorized -- 40,000,000 shares
    Issued and outstanding -- 9,929,135 shares at December 31, 1994
    and 1995, March 31, 1996 and pro forma March 31, 1996.............      195,000        195,000        195,000      195,000
  Retained earnings (deficit).........................................   30,616,000     35,363,000      2,158,000     (814,000)
                                                                        ------------   ------------   -----------  -----------
                                                                         30,811,000     35,558,000      2,353,000     (619,000)
                                                                        ------------   ------------   -----------  -----------
                                                                        $51,419,000    $57,598,000    $58,838,000  $60,424,000
                                                                        ------------   ------------   -----------  -----------
                                                                        ------------   ------------   -----------  -----------

      The accompanying notes are an integral part of these balance sheets.

                              99 CENTS ONLY STORES
                              STATEMENTS OF INCOME
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1995
           AND THE THREE-MONTH PERIODS ENDED MARCH 31, 1995 AND 1996

                                                             YEAR ENDED
                                          ------------------------------------------------       THREE MONTHS ENDED
                                           DECEMBER 31,     DECEMBER 31,     DECEMBER 31,    --------------------------
                                               1993             1994             1995         MARCH 31,     MARCH 31,
                                          --------------   --------------   --------------       1995          1996
                                                                                             ------------  ------------
                                                                                             (UNAUDITED)   (UNAUDITED)
NET SALES:
  99 CENTS Only Stores..................  $ 101,828,000    $ 110,724,000    $ 121,998,000    $ 27,092,000  $ 32,256,000
  Other retail..........................      3,093,000        2,097,000          492,000         327,000            --
  Bargain Wholesale.....................     18,028,000       18,916,000       30,337,000       6,138,000    10,020,000
                                          --------------   --------------   --------------   ------------  ------------
                                            122,949,000      131,737,000      152,827,000      33,557,000    42,276,000
COST OF SALES...........................     81,480,000       88,045,000      102,160,000      22,430,000    28,810,000
                                          --------------   --------------   --------------   ------------  ------------
  Gross profit..........................     41,469,000       43,692,000       50,667,000      11,127,000    13,466,000
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES...............................     32,081,000       32,661,000       33,809,000       7,753,000     9,066,000
                                          --------------   --------------   --------------   ------------  ------------
    Operating income....................      9,388,000       11,031,000       16,858,000       3,374,000     4,400,000
                                          --------------   --------------   --------------   ------------  ------------
OTHER (INCOME) EXPENSE:
  Reversal of special litigation
    reserve.............................             --       (2,900,000)              --              --            --
  Interest income.......................         (3,000)          (9,000)         (14,000)         (3,000)       (2,000)
  Interest expense......................         48,000          773,000          769,000         192,000       191,000
                                          --------------   --------------   --------------   ------------  ------------
                                                 45,000       (2,136,000)         755,000         189,000       189,000
                                          --------------   --------------   --------------   ------------  ------------
    Income before pro forma provision
      for income taxes..................      9,343,000       13,167,000       16,103,000       3,185,000     4,211,000
PRO FORMA PROVISION FOR INCOME TAXES
 (Unaudited)............................      3,477,000        5,163,000        6,509,000       1,238,000     1,719,000
                                          --------------   --------------   --------------   ------------  ------------
PRO FORMA NET INCOME (Unaudited)........  $   5,866,000    $   8,004,000    $   9,594,000    $  1,947,000  $  2,492,000
                                          --------------   --------------   --------------   ------------  ------------
                                          --------------   --------------   --------------   ------------  ------------
PRO FORMA EARNINGS PER COMMON SHARE
 (Unaudited)............................                                    $        0.72                  $       0.19
                                                                            --------------                 ------------
                                                                            --------------                 ------------
PRO FORMA WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING
 (Unaudited)............................                                       13,298,000                    13,298,000
                                                                            --------------                 ------------
                                                                            --------------                 ------------

        The accompanying notes are an integral part of these statements.

                              99 CENTS ONLY STORES
                       STATEMENTS OF SHAREHOLDERS' EQUITY
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1995
                AND THE THREE-MONTH PERIOD ENDED MARCH 31, 1996

                                                                              COMMON STOCK
                                                                        ------------------------     RETAINED
                                                                          SHARES       AMOUNT        EARNINGS
                                                                        -----------  -----------  ---------------
BALANCE, December 31, 1992............................................    9,929,135  $   195,000  $    24,298,000
  Net income..........................................................           --           --        9,063,000
  Cash distributions to shareholders..................................           --           --      (10,250,000)
                                                                        -----------  -----------  ---------------

BALANCE, December 31, 1993                                                9,929,135      195,000       23,111,000
  Net income..........................................................           --           --       13,105,000
  Cash distributions to shareholders..................................           --           --       (5,600,000)
                                                                        -----------  -----------  ---------------

BALANCE, December 31, 1994............................................    9,929,135      195,000       30,616,000
  Net income..........................................................           --           --       15,947,000
  Cash distributions to shareholders..................................           --           --      (11,200,000)
                                                                        -----------  -----------  ---------------

BALANCE, December 31, 1995............................................    9,929,135      195,000       35,363,000
  Net income (unaudited)..............................................           --           --        4,158,000
  Cash distributions to shareholders (unaudited)......................           --           --       (2,000,000)
  Distributions to shareholders in the form of notes payable
    (unaudited).......................................................           --           --      (35,363,000)
                                                                        -----------  -----------  ---------------

BALANCE, March 31, 1996 (unaudited)...................................    9,929,135  $   195,000  $     2,158,000
                                                                        -----------  -----------  ---------------
                                                                        -----------  -----------  ---------------

        The accompanying notes are an integral part of these statements.

                              99 CENTS ONLY STORES
                            STATEMENTS OF CASH FLOWS
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1995
           AND THE THREE-MONTH PERIODS ENDED MARCH 31, 1995 AND 1996
                          INCREASE (DECREASE) IN CASH


                                                             YEAR ENDED
                                          ------------------------------------------------       THREE MONTHS ENDED
                                           DECEMBER 31,     DECEMBER 31,     DECEMBER 31,    ---------------------------
                                               1993             1994             1995         MARCH 31,      MARCH 31,
                                          --------------   --------------   --------------       1995          1996
                                                                                             ------------  -------------
                                                                                             (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income............................  $   9,063,000    $  13,105,000    $  15,947,000    $ 3,154,000   $  4,158,000
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
    Provision for doubtful accounts.....         55,000          (69,000)              --             --          7,000
    Depreciation and amortization.......      1,028,000        1,342,000        1,640,000        374,000        464,000
    Loss on disposition of property and
     equipment..........................        258,000           66,000           32,000             --             --
    Provision (benefit) for deferred
     income taxes.......................         47,000         (155,000)        (145,000)            --          8,000
    Provision for (reversal of) special
     litigation reserve.................      1,000,000       (2,900,000)              --             --             --
    Provision for inventory reserve.....             --        1,650,000               --             --             --
  Changes in assets and liabilities
   associated with operating activities:
    Accounts receivable.................       (250,000)        (387,000)        (466,000)       194,000       (652,000)
    Inventories.........................       (244,000)      (5,347,000)      (1,795,000)     2,105,000      1,828,000
    Other assets........................        255,000         (202,000)          77,000         58,000       (371,000)
    Deposits............................        (42,000)         145,000           90,000             --             --
    Receivable from affiliated entity...             --               --         (107,000)            --             --
    Accounts payable....................      1,518,000         (642,000)       1,018,000       (824,000 )     (267,000)
    Accrued expenses....................        491,000          420,000         (195,000)      (464,000 )     (640,000)
    Workers' compensation...............        600,000          462,000          147,000         57,000        (15,000)
    Deferred rent.......................         15,000         (119,000)         534,000        134,000         23,000
    Accrued interest....................             --          466,000          499,000        121,000        130,000
    Special litigation reserve..........             --         (200,000)              --             --             --
                                          --------------   --------------   --------------   ------------  -------------
      Net cash provided by operating
       activities.......................     13,794,000        7,635,000       17,276,000      4,909,000      4,673,000
                                          --------------   --------------   --------------   ------------  -------------

CASH FLOWS FROM INVESTING ACTIVITIES --
  Purchases of property and equipment...     (1,219,000)      (1,919,000)      (2,660,000)      (533,000 )     (693,000)
                                          --------------   --------------   --------------   ------------  -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments of capital lease
   obligation...........................     (2,580,000)        (532,000)        (571,000)      (139,000 )     (149,000)
  Distributions to shareholders.........    (10,250,000)      (5,600,000)     (11,200,000)    (1,800,000 )   (2,000,000)
                                          --------------   --------------   --------------   ------------  -------------
      Net cash used in financing
       activities.......................    (12,830,000)      (6,132,000)     (11,771,000)    (1,939,000 )   (2,149,000)
                                          --------------   --------------   --------------   ------------  -------------

NET INCREASE (DECREASE) IN CASH.........       (255,000)        (416,000)       2,845,000      2,437,000      1,831,000
CASH, beginning of period...............        883,000          628,000          212,000        212,000      3,057,000
                                          --------------   --------------   --------------   ------------  -------------
CASH, end of period.....................  $     628,000    $     212,000    $   3,057,000    $ 2,649,000   $  4,888,000
                                          --------------   --------------   --------------   ------------  -------------
                                          --------------   --------------   --------------   ------------  -------------


        The accompanying notes are an integral part of these statements.

                              99 CENTS ONLY STORES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995
                    (INFORMATION FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

1.  LINE OF BUSINESS
   99 CENTS Only Stores (the Company) is primarily a retailer of various consumer products through 36 and 38 stores at December 31, 1995 and March 31, 1996, respectively, in Southern California. The Company is also a wholesale distributor of various consumer products.

2.  CONCENTRATION OF OPERATIONS IN SOUTHERN CALIFORNIA
    All of the Company's retail stores are located in Southern California. In addition, the Company's current retail expansion plans anticipate that all planned new stores will be located in this geographic region. Consequently, the Company's results of operations and financial condition are dependent upon general economic trends and various environmental factors in Southern California.

3.  UNAUDITED INFORMATION
    The unaudited financial statements and related notes as of March 31,1996 and for the three-month periods ended March 31, 1995 and 1996 reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the results of operations, changes in cash flows and financial position as of and for the periods presented. These unaudited financial statements should be read in conjunction with the audited financial statements and related notes thereto. The results for the interim periods presented are not necessarily indicative of results to be expected for the full year.

4.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    INVENTORIES

        Inventories are priced at the lower of cost (first-in, first-out) or market.

    DEFERRED OFFERING COSTS

        In connection with a proposed public offering of common stock, the Company has capitalized $41,000 and $341,000 of legal and accounting costs as of December 31, 1995 and March 31, 1996, respectively. These costs are included in other assets in the accompanying balance sheets and will be charged to common stock upon completion of the offering or otherwise to operations.

    DEPRECIATION AND AMORTIZATION

        Property  and   equipment  are   depreciated   and  amortized   on   the
    straight-line basis for financial reporting purposes over the following estimated useful lives of the assets:

Building and improvements  27.5 years
Leasehold improvements     Lesser of 5 years or
                            remaining lease term
Fixtures and equipment     5 years
Transportation equipment   3 years

                              99 CENTS ONLY STORES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995
                    (INFORMATION FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

4.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
        The Company follows the policy of capitalizing expenditures that materially increase asset lives and charging ordinary repairs and maintenance to operations as incurred. Repairs and maintenance expense was $478,000, $726,000 and $629,000 in 1993, 1994 and 1995, respectively.

    DEFERRED RENT

        Certain of the Company's operating leases for its retail locations include scheduled increasing monthly payments. In accordance with generally accepted accounting principles, the Company has accounted for the leases to provide straight line charges to operations over the lives of the leases.

    REVENUE RECOGNITION

        Revenue is recognized at the point of sale for retail sales and at the time of shipment for wholesale sales.

    PRE-OPENING COSTS

        The Company expenses, as incurred, all pre-opening costs related to the opening of new retail stores.

    STATEMENTS OF CASH FLOWS

        The Company prepares its statements of cash flows using the indirect method as prescribed by the Statement of Financial Accounting Standards No.
    95. Cash payments for state income taxes were $170,000, $134,000 and $200,000 in 1993, 1994 and 1995, respectively. Interest payments totaled approximately $48,000, $308,000 and $269,000 for the years ended December 31, 1993, 1994 and 1995, respectively. In 1993, the Company acquired $13,660,000 of property and equipment under a capital lease obligation.

        Cash payments for state income taxes were $0 and $75,000 during the three-month periods ended March 31, 1995 and 1996, respectively. Interest payments totaled $71,000 and $61,000 for the three-month periods ended March 31, 1995 and 1996, respectively. During the three-month period ended March 31, 1996, the Company declared a distribution to shareholders in the form of notes payable totaling $35,363,000.

    RECLASSIFICATIONS

        Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

    PRO FORMA PRESENTATION (UNAUDITED)

        Through April 30, 1996, the Company has elected treatment as an S corporation under provisions of the Internal Revenue Code. Effective May 1, 1996, the Company terminated its S corporation election and become a C corporation.

    A.  Pro Forma Balance Sheet (Unaudited)

        The accompanying pro forma balance sheet as of March 31, 1996, reflects an increase in the deferred tax asset from $370,000 to $4,956,000, or $4,586,000, as if the Company had always been a C corporation. As a C corporation, the computation of deferred taxes is based on federal C corporation tax rates, which are not applicable to S corporations, and C corporation state tax rates, which are significantly larger than S corporation state tax rates (see "Pro Forma Statements of Income (Unaudited)"). The actual increase in the deferred tax asset will be based upon recorded amounts for cumulative temporary differences at the time of conversion. The deferred tax asset represents taxes previously paid by the

                              99 CENTS ONLY STORES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995
                    (INFORMATION FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) shareholders for which the Company will receive a future benefit. In connection therewith, the Company intends to distribute to the shareholders, in the form of dividends payable to the shareholders, $4,400,000, an amount equaling a portion of the increase in the recorded amount of the deferred tax asset (see below).

        The increase in the pro forma deferred tax asset is based on amounts as if the Company had been a C corporation at March 31, 1996. The actual amounts may differ based on recorded balances in the Company's financial statements at the date of conversion from an S corporation to a C corporation.
        Subsequent to March 31, 1996, the Company declared various distributions to existing shareholders (see Note 8) as follows:

Cash distribution on April 16, 1996............................  $3,000,000
Distribution in the form of notes payable to shareholders on
 April 30, 1996................................................  $  158,000
Distribution in the form of dividends payable on May 1, 1996...  $4,400,000

        The accompanying pro forma balance sheet as of March 31, 1996, reflects these transactions as if they had occured on March 31, 1996. As it is the Company's intent to pay, the notes payable and dividends payable immediately following the proposed public offering, the related balances of $158,000 and $4,400,000, respectively, are reflected as current liabilities in the accompanying pro forma balance sheet as of March 31, 1996. No interest has been imputed on the notes payable because the notes will be paid within one year.

    B.  Pro Forma Statements of Income (Unaudited)

        As an S corporation, the Company's income, whether distributed or not, was taxed at the shareholder level for federal income tax purposes. For California franchise tax purposes, S corporations were taxed at 2.5 percent of taxable income through 1993 and 1.5 percent of taxable income in 1994 and 1995.

        Because of the Company's intended change in tax status, historical results of operations, including income taxes, and related earnings per share information may not, in all cases, be comparable to or indicative of current and future results. Therefore, pro forma information, which shows results as if the Company had always been a C corporation, is presented on the face of the accompanying statements of income.

        The pro forma provision for income taxes included in the accompanying statements of income shows results as if the Company had always been subject to income taxes as a C corporation and had adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes," prior to fiscal 1991.

        Under SFAS 109, deferred income tax assets or liabilities are computed based on temporary differences between the financial statement and income tax bases of assets and liabilities using the enacted marginal income tax rate in effect for the year in which the differences are expected to reverse. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period.

                              99 CENTS ONLY STORES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995
                    (INFORMATION FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

4.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
        Under SFAS 109, deferred tax assets may be recognized for temporary differences that will result in deductible amounts in future periods and for loss carryforwards. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

        The pro forma provision for income taxes for the years ended December 31, 1993, 1994 and 1995 and for the three months ended March 31, 1996 follows:

                                                                    YEAR ENDED                   THREE MONTHS
                                                    ------------------------------------------      ENDED
                                                    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   ------------
                                                        1993           1994           1995        MARCH 31,
                                                    ------------   ------------   ------------       1996
                                                                                                 ------------
                                                                                                 (UNAUDITED)
Current:
  Federal.........................................  $  3,847,000    $4,215,000     $5,952,000     $1,455,000
  State...........................................       659,000       723,000      1,020,000        249,000
                                                    ------------   ------------   ------------   ------------
                                                       4,506,000     4,938,000      6,972,000      1,704,000
Deferred..........................................    (1,029,000)      225,000       (463,000)        15,000
                                                    ------------   ------------   ------------   ------------
Pro forma provision for income taxes..............  $  3,477,000    $5,163,000     $6,509,000     $1,719,000
                                                    ------------   ------------   ------------   ------------
                                                    ------------   ------------   ------------   ------------

        Differences between the pro forma provision for income taxes and income taxes at the statutory federal income tax rate for each of the three years in the period ended December 31, 1995 and for the three months ended March 31, 1996 follow (in thousands):

                               DECEMBER 31,              DECEMBER 31,              DECEMBER 31,               MARCH 31,
                                   1993                      1994                      1995                      1996
                         ------------------------  ------------------------  ------------------------  ------------------------
                           AMOUNT       PERCENT      AMOUNT       PERCENT      AMOUNT       PERCENT      AMOUNT       PERCENT
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                                                             (UNAUDITED)
Income tax at statutory
 federal rate..........   $   3,270         35.0%   $   4,608         35.0%   $   5,636         35.0%   $   1,474         35.0%
State income taxes, net
 of federal income tax
 effect................         561          6.0          790          6.0          966          6.0          253          6.0
Effect of permanent
 differences...........           6           --           12           --           14           --            2           --
LARZ and targeted jobs
 credits...............        (360)        (3.8)        (247)        (1.8)        (107)        (0.6)         (10)        (0.2)
                         -----------         ---   -----------         ---   -----------         ---   -----------         ---
                          $   3,477         37.2%   $   5,163         39.2%   $   6,509         40.4%   $   1,719         40.8%
                         -----------         ---   -----------         ---   -----------         ---   -----------         ---
                         -----------         ---   -----------         ---   -----------         ---   -----------         ---

                              99 CENTS ONLY STORES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995
                    (INFORMATION FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

4.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
        A detail of the Company's pro forma deferred tax asset as of December 31, 1994 and 1995 and March 31, 1996 follows:

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1994           1995
                                                              ------------   ------------    MARCH 31,
                                                                                               1996
                                                                                            -----------
                                                                                            (UNAUDITED)
Inventory reserve...........................................   $1,675,000     $1,675,000    $ 1,675,000
Uniform inventory capitalization............................      918,000        931,000        931,000
Depreciation................................................      588,000        805,000        846,000
Liability for claims........................................      393,000        393,000        345,000
Workers' compensation.......................................      435,000        496,000        490,000
Deferred rent...............................................      333,000        552,000        561,000
LARZ credit.................................................      185,000        195,000        195,000
Other, net..................................................      (20,000)       (77,000)       (87,000)
                                                              ------------   ------------   -----------
                                                                4,507,000      4,970,000      4,956,000
Valuation allowance.........................................           --             --             --
                                                              ------------   ------------   -----------
                                                               $4,507,000     $4,970,000    $ 4,956,000
                                                              ------------   ------------   -----------
                                                              ------------   ------------   -----------

    C.  Pro Forma Earnings Per Common Share (Unaudited)

           Pro forma earnings per common share for the year ended December 31, 1995 have been computed by dividing pro forma net income by the pro forma weighted average number of common shares outstanding plus the dilutive effect of common stock equivalents. Pro forma weighted average number of common shares outstanding also includes 3,327,000 shares offered as part of the proposed public offering at an assumed price of $12 per share, which proceeds will be used to fund a distribution to shareholders, of $39,921,000. As discussed in "Pro Forma Balance Sheet" above, the actual distribution may differ. Accordingly, the effect on pro forma weighted average number of common shares outstanding and the resulting dilutive effect on pro forma earnings per common share may be adjusted at the time of the actual distribution.

           Pursuant to the rules of the Securities and Exchange Commission, historical per share data are not presented and pro forma per share data are presented for the latest fiscal year only in the accompanying statements of income. Also pursuant to these rules, the number of common shares issuable due to options granted during the twelve months preceding the Company's proposed public offering are included in the calculation of shares outstanding using the treasury stock method from the beginning of all periods presented.

    NEW AUTHORITATIVE PRONOUNCEMENTS

        In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and
    Long-Lived Assets to be Disposed Of" (SFAS 121), which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company adopted SFAS 121 in the fourth quarter of 1995. As the Company has not recorded long-lived assets on its balance sheet, the adoption of this standard had no impact on the Company's financial position or results of operations.

                              99 CENTS ONLY STORES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995
                    (INFORMATION FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

4.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
        In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 encourages, but does not require, a fair value based method of accounting for employee stock options or similar equity instruments. It also allows an entity to elect to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), but requires pro forma disclosure of net income and earnings per share as if the fair value based method had been applied. The Company will be required to adopt this standard effective in 1996. While the Company is still evaluating SFAS 123, it currently expects to elect to measure compensation cost under APB 25 and comply with the pro forma disclosure requirements. If the Company makes this election, SFAS 123 will have no impact on the Company's financial position or results of operations because the Company's stock option plan is a fixed plan which has no intrinsic value at the grant date under APB 25.

5.  CAPITALIZED LEASE OBLIGATION
    The Company leases its warehouse, distribution and corporate facility (approximately 880,000 square feet -- unaudited) under a lease accounted for as a capital lease. Included in property and equipment is approximately $13,660,000 of land and buildings, at cost, related to this lease.

    The lease requires fixed payments of $70,000 per month and bears interest at a rate of 7 percent per annum. At the lease expiration in December 2000, the Company has the option to purchase the facility for $10,500,000. The Company plans to exercise the option at the end of the lease.

    Total minimum lease payments under the lease are as follows:

Year ending December 31:
    1996...............................................................  $  840,000
    1997...............................................................     840,000
    1998...............................................................     840,000
    1999...............................................................     840,000
    2000...............................................................  11,340,000
                                                                         ----------
                                                                         14,700,000
Less -- Amount representing interest (7 percent).......................  (4,723,000)
                                                                         ----------
Present value of minimum lease payments................................   9,977,000
Less -- Current portion................................................    (612,000)
                                                                         ----------
                                                                         $9,365,000
                                                                         ----------
                                                                         ----------

6.  RELATED-PARTY TRANSACTIONS
    The   Company   leases  certain   retail   facilities  from   its  principal
shareholders. Rental expense for these facilities was approximately $1,022,000, 1,465,000 and $1,555,000 in 1993, 1994 and 1995, respectively.

    The Company pays the premium on a split dollar life insurance agreement with two of its principal shareholders. Under a collateral assignment agreement, the premiums paid by the Company will be reimbursed to the Company out of death benefit proceeds at the death of both shareholders. The Company has recorded a receivable of $107,000 from an affiliated entity in the accompanying balance sheets as of December 31, 1995, for the present value, not to exceed the cash surrender value of the policy, based on mortality tables, of the premiums paid through December 31, 1995.

                              99 CENTS ONLY STORES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995
                    (INFORMATION FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

6.  RELATED-PARTY TRANSACTIONS (CONTINUED)
    During 1993, 1994 and 1995, the Company expensed legal fees to the law firm of Van Patten & Holen of $154,000, $36,000 and $109,000, respectively. Marvin Holen, a director of the Company, is a partner in this law firm.

7.  COMMITMENTS AND CONTINGENCIES

    CREDIT FACILITY

        In December 1994, the Company modified its credit facility with a bank. The credit facility provides for a line of credit of $7 million that can be used for working capital purposes and issuance of letters of credit. The line of credit expires on August 30, 1996 and the interest rate is at the bank's prime rate (8.5 percent as of December 31, 1995).

        As of December 31, 1995, there were no borrowings outstanding under the line of credit and outstanding letters of credit were approximately $2,181,000 ($1,636,000 of which relates to a standby letter of credit for self-insured workers' compensation -- see Note 7 -- Workers' Compensation). As of March 31, 1996, there were no borrowings under the line of credit and outstanding letters of credit were approximately $1,882,000 ($1,636,000 of which related to a standby letter of credit for self-insured workers' compensation -- see Note 7 -- Workers' Compensation).

        Under the terms of its credit facility, the Company must comply with certain financial and performance covenants including the maintenance of profitability, a minimum current ratio, a minimum tangible net worth, a maximum total liabilities to tangible net worth, a minimum fixed charge coverage ratio and a maximum capital expenditure. Noncompliance by the Company with respect to any of the loan covenants constitutes an event of default that gives the bank the right to call the credit facility and to pursue certain remedies. At December 31, 1995 and March 31, 1996, the Company was in compliance with all such covenants.

    SPECIAL LITIGATION

        In 1989, the Company purchased $220,000 of inventory for resale. A third party claimed to have a valid lien on the merchandise sold to the Company. After a series of judgments, reversals and other legal actions, the litigation was settled for $200,000 in early 1995.

        From 1991 to 1993, the Company provided a reserve for $3.1 million for estimated litigation and interest costs. As a result of the settlement, $200,000 was charged to the reserve and the remaining $2.9 million was included in income in 1994.

    LEASE COMMITMENTS

        The Company leases various facilities under operating leases which expire at various dates through 2005. Some of the lease agreements contain renewal options and/or provide for scheduled increases or increases based on the Consumer Price Index. Total minimum lease payments under each of these lease agreements, including scheduled increases, are charged to operations on a straight-line basis over the life of each respective lease. Certain leases require the payment of property taxes, maintenance and insurance. Rental expense charged to operations in 1993, 1994 and 1995 was approximately $5,222,000, $4,724,000 and $5,107,000, respectively.

                              99 CENTS ONLY STORES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995
                    (INFORMATION FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

7.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
        As of December 31, 1995, the minimum annual rentals payable under all non-cancelable operating leases were as follows:

Year ending December 31:
    1996..................................................................  $ 4,649,000
    1997..................................................................    4,383,000
    1998..................................................................    4,220,000
    1999..................................................................    3,888,000
    2000..................................................................    3,654,000
Thereafter................................................................   10,806,000
                                                                            -----------
                                                                            $31,600,000
                                                                            -----------
                                                                            -----------

        In  addition, the  Company also  leases certain  retail facilities  on a
    month-to-month  basis.   The   aggregate   monthly   rental   payments   for
    month-to-month leases at December 31, 1995 were approximately $25,000.

    WORKERS' COMPENSATION

        Effective  August  11,  1993,  the  Company  became  self-insured  as to
    workers'  compensation   claims.  The   Company  carries   excess   workers'
    compensation insurance which covers any individual claim in excess of $250,000 with a $2,000,000 ceiling. Through March 9, 1996, the Company has not made a claim against the policy. The Company provides for losses of estimated known and incurred but not reported insurance claims. Known claims are estimated and accrued when reported. Incurred but not reported claims are estimated and accrued based on the Company's experience and the experience of a third-party administrator. At December 31, 1995, the Company had accrued approximately $1,209,000 for estimated workers' compensation claims.

        In connection with the self-insurance of workers' compensation, the Company is required, by the State of California, to maintain a standby letter of credit. As of December 31, 1995, there was $1,636,000 under the standby letter of credit.

8.  SUBSEQUENT EVENTS

    STOCK SPLIT

        In April 1996, the Company increased the number of authorized common shares to 40,000,000 and split the outstanding common shares 80,324.17 shares for one share. In May 1996, the Company again split the outstanding common shares approximately 1.24 shares for one share. The accompanying financial statements give retroactive effect to this increase in authorized common shares and stock splits.

    PREFERRED STOCK

        The Company has authorized the issuance of up to 1,000,000 shares of preferred stock. The preferred shares have no par value. No shares are issued or outstanding.

    STOCK OPTION PLAN

        The Company's 1996 Stock Option Plan provides for the granting of non-qualified and incentive stock options to purchase up to 1,000,000 shares of common stock. Options may be granted to officers, employees, directors and consultants. As of March 31, 1996, no options had been granted. In May 1996, the Company granted to certain employees an aggregate of 500,000 at an exercise price of $10.99 per share.

                              99 CENTS ONLY STORES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995
                    (INFORMATION FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

8.  SUBSEQUENT EVENTS (CONTINUED)
         All stock options granted have been at exercise prices equal to or greater than the fair market value at the date of grant, as determined by the board of directors. It is management's current intent to continue to grant both incentive and non-qualified stock options at exercise prices which are equal to or greater than the fair market value at the date of grant.

    DISTRIBUTION TO SHAREHOLDERS

        On March 22, 1996, the Company declared a distribution to existing shareholders of $35,363,000. In connection therewith, the Company issued 10 year notes payable to the shareholders, bearing no interest for the first year and then at an annual rate of prime plus 1%. The Company intends to pay the notes payable immediately following the proposed public offering.
    Consequently, the entire $35,363,000 balance of the notes payable is reflected as a current liability in the accompanying balance sheet as of March 31, 1996.

        On April 16, 1996, the Company declared and paid a cash distribution to existing shareholders totaling $3,000,000. This distribution has been reflected in the accompanying pro forma balance sheet as of March 31, 1996 as if the distribution had occurred on March 31, 1996 (See Note 4).

        On April 30, 1996, the Company declared a distribution to existing shareholders of $158,000. In connection therewith, the Company issued 10 year notes payable to the Shareholders, bearing no interest for the first year and then at an annual rate of prime plus 1%. This distribution and the related notes payable to shareholders have been reflected in the accompanying pro forma balance sheet as of March 31, 1996, as if the transaction had occurred on March 31, 1996 (See Note 4).

        On May 1, 1996, the Company declared a distribution to existing shareholders of $4,400,000, in the form of a dividend payable. This distribution and the related dividend payable have been reflected in the accompanying pro forma balance sheet as of March 31, 1996, as if the transaction had occurred on March 31, 1996 (See Note 4).

    CHANGE IN TAX STATUS

        Effective  May  1,  1996,  the  Company  elected  to  terminate  its   S
    Corporation tax status under provisions of the Internal Revenue Code and became a C Corporation (See Note 4).

                     "WHAT THE NEWCOMERS ARE JUST LEARNING,
   9 CENTS ONLY STORES-REGISTERED TRADEMARK- HAS BEEN PERFECTING FOR OVER 10
                                    YEARS!"

                        [BRIDAL REGISTRY ADVERTISEMENT]

               Newspaper Advertisement -- "Bridal Registry" Theme
                         June 6, 1995 Los Angeles Times

The Company often advertises around a theme to attract additional attention and generate publicity.


        DESCRIPTION OF PHOTOGRAPH: NEWSPAPER ADVERTISEMENT ILLUSTRATION

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                 --------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           7
Termination of S Corporation Status............          12
Use of Proceeds................................          13
Capitalization.................................          13
Dividend Policy................................          14
Dilution.......................................          14
Selected Financial and Certain Operating
 Data..........................................          15
Management's Discussion and Analysis of Results
 of Operations and Financial Condition.........          17
Business.......................................          24
Management.....................................          35
Principal Shareholders.........................          40
Description of Capital Stock...................          41
Shares Eligible for Future Sale................          41
Underwriting...................................          43
Legal Matters..................................          44
Experts........................................          44
Additional Information.........................          45
Index to Financial Statements..................         F-1


                                 --------------

    UNTIL             , 1996 (25 DAYS  AFTER THE DATE  OF THIS PROSPECTUS),  ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                4,250,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                              -------------------

                              P R O S P E C T U S
                              -------------------

                            EVEREN SECURITIES, INC.
                           NATWEST SECURITIES LIMITED
                             CROWELL, WEEDON & CO.

                                         , 1996

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table itemizes the expenses incurred by the Registrant in connection with the issuance and distribution of the Securities being registered, other than underwriting discounts. All the amounts shown are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the New York Stock Exchange filing fee.

Registration fee -- Securities and Exchange Commission...........  $  21,910
NASD filing fee..................................................      6,854
New York Stock Exchange filing fee...............................    125,000
Accounting fees and expenses.....................................    150,000
Legal fees and expenses (other than blue sky)....................    200,000
Printing; stock certificates.....................................    100,000
Transfer agent and registrar fees................................     10,000
Miscellaneous....................................................     36,236
                                                                   ---------
    Total........................................................  $ 650,000
                                                                   ---------
                                                                   ---------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 317 of the California General Corporation Law provides generally that a person sued as a director, officer or agent of a corporation may be indemnified by the corporation for reasonable expenses, including counsel fees, if (a) in the case of other than derivative suits, such person has acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation (and in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful), and (b) in the case of a derivative suit, such person has acted in good faith in a manner such person believed to be in the best interests of the corporation and its shareholders, and with such care, including reasonable inquiry, as an ordinarily prudent person, in a like position would use under similar circumstances.
Section 317 provides that no indemnification shall be made in the case of a derivative suit in respect of any claim as to which a director, officer or agent has been adjudged to be liable to the corporation, except with court approval, nor shall indemnification be made for costs of and expenses in connection with settlement, without court approval. Indemnification is mandatory in the case of a director, officer, or agent who is successful on the merits in defense of a suit against him or her. The determination as whether to indemnify a director, officer or agent is made by a majority of disinterested directors, a majority of disinterested shareholders, or the court in which the suit is pending.

    The Company's Articles of Incorporation provide that the liability of the Company's directors for monetary damages shall be eliminated to the fullest extent permissible under California law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the Company for breach of a director's duties to the Company or its shareholders except for liability: (1) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (2) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director; (3) for any transaction from which a director derived an improper personal benefit; (4) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk or serious injury to the Company or its shareholders; (5) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders; (6) with respect to certain transactions, or the approval of transaction in which a director has a material financial interest; and (7) expressly imposed by statute, for approval of certain improper distributions to shareholders or certain loans or guarantees. This provisions does not eliminate or limit liability of an officer for any act or omission as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the Board of Directors. Further, the provision has no effect on claims under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to the Company's shareholders for any violation of a director's fiduciary duty to the Company or its shareholders. Although the validity and scope of the legislation underlying the provision have not yet been interpreted to any significant extent by the California courts, the provision may relieve directors or monetary liability to the Company for grossly negligent conduct, including conduct in situations involving attempted takeovers of the Company.

    The Articles also provide that the Company is authorized to provide indemnification to its agents (as defined in Section 317 of the California Corporations Code), through the Company's Bylaws or through agreements with such agents or both, for breach of duty to the Company and its shareholders, in excess of the indemnification otherwise permitted by Section 317 of the
California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

    The Bylaws of the Company provide that a person sued as an agent of the Company may be indemnified by the Company for reasonable expenses incurred thereby, if (a) in the case of other than derivative suits, such person has acted in good faith and in a manner he or she reasonably believed to be in the best interests of the Company (and in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful), and (b) in the case of a derivative suit, such person has acted in good faith in a manner he or she believed to be in the best interests of the Company and its shareholders, and with such are, including reasonable inquiry, as an ordinarily prudent person, in a like position would use under similar circumstances. The Bylaws further provide that no indemnification shall be made in the case of a derivative suit in respect to any claim as to which such person has been adjudged to be liable to the corporation, except with court approval, nor shall indemnification be made for amounts paid in settling or otherwise disposing of a threatened or pending action, with or without court approval, or for expenses incurred in defending a threatened or pending action with is settled or otherwise disposed of without court approval. Indemnification under the Bylaws is mandatory in the case of an agent of the Company (present or past) who is successful on the merits in defense of a suit against him or her in such capacity. In all other cases where indemnification is permitted by the Bylaws, a determination to indemnify such person must be made by a majority of a quorum of disinterested directors, a majority of disinterested shareholders, or the court in which the suit is pending.

    Concurrently with the closing of the offering to which this registration statement relates, the Company has entered into agreements to indemnify its directors in addition to the indemnification provided for in the Articles of Incorporation and Bylaws. Among other things, these agreements provide that the Company will indemnify, subject to certain requirements, each of the Company's directors for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services by such person as a director or officer of the Company, or as a director or officer of any other company or enterprise to which the person provides services at the request of the Company.

    The Company and certain of the Company's shareholders (the "Existing Shareholders") plan to enter into a tax indemnification agreement (the "Tax Agreement") relating to their respective income tax liabilities. Because the Company will be fully subject to corporate income taxation after the termination of the Company's S corporation status, the reallocation of income and deductions between the period during which the Company was treated as an S corporation and the period during which the Company will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to assure that taxes are borne by the Company on the one hand and the Existing Shareholders on the other only to the extent that such parties received the related income. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of the Company for a year in which it was treated as an S corporation, the Company will indemnify the Existing Shareholders and the Existing Shareholders will indemnify the Company against any increase in the indemnified party's income tax liability (including interest and penalties and related costs and expenses), with respect to any tax year to the extent such increase results in a related decrease in the income tax liability of the indemnifying party for that year. The Company will also indemnify the Existing Shareholders for all taxes imposed upon them as the result of their receipt of an indemnification payment under the Tax Agreement.

    The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Company and its officers and directors and the Existing Shareholders, and by the Company and the Existing Shareholders of the Underwriters, for certain liabilities arising under the Securities Act of 1993 or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    None.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


    (a)  Exhibits.*



EXHIBIT NO.                                               DESCRIPTION
- -----------  ------------------------------------------------------------------------------------------------------
      1.1    Form of Underwriting Agreement.*
      3.1    Form of Amended and Restated Articles of Incorporation of the Registrant.
      3.2    Amended and Restated Bylaws of the Registrant.*
      4.1    Specimen certificate evidencing Common Stock of the Registrant.
      5.1    Opinion of Troop Meisinger Steuber & Pasich, LLP.*
     10.1    Form of Indemnification Agreement and Schedule of Indemnified Parties.*
     10.2    Business Loan Agreement, dated  December 2, 1994, by  and between the Registrant  and Bank of  America
               National Trust and Savings Association; and Amendment No. 1 thereto, dated November 28, 1995.*
     10.3    Form of Tax Indemnification Agreement, between and among the Registrant and the Existing Shareholders.
     10.4    1996 Stock Option Plan.*
     10.5    Lease for 730 West Foothill Boulevard, Azusa, California, dated as of December 1, 1995, by and between the Registrant as Tenant and HKJ Gold, Inc. as Landlord, as amended.*
     10.6    Lease  for 13023 Hawthorne Boulevard,  Hawthorne, California, dated April 1,  1994, by and between the
               Registrant as Tenant and HKJ Gold, Inc. as Landlord, as amended.*
     10.7    Lease for 6161 Atlantic Boulevard,  Maywood, California, dated November 11,  1985, by and between  the
               Registrant as Lessee and David and Sherry Gold, among others, as Lessors.*
     10.8    Lease  for 14139 Paramount Boulevard, Paramount, California, dated as of March 1, 1996, by and between the Registrant as Tenant and 14139 Paramount Properties as Landlord, as amended.*
     10.9    Release Agreement, dated March 25, 1996, regarding 11382 Beach Boulevard, Stanton, California, by  and
               between the Registrant and 11382 Beach Partnership.*
     10.10   Lease  for 6124 Pacific Boulevard, Huntington Park, California, dated January 31, 1991, by and between the Registrant as Tenant and David and Sherry Gold as the Landlord, as amended.*
     10.11   Lease for 14901  Hawthorne Boulevard, Lawndale,  California, dated  November 1, 1991,  by and  between
               Howard Gold, Karen Schiffer and Jeff Gold, dba 14901 Hawthorne Boulevard Partnership as Landlord and
               the Registrant as Tenant, as amended.*
     10.12   Lease  for 5599 Atlantic Avenue, North  Long Beach, California, dated August  13, 1992, by and between the Registrant as Tenant and HKJ Gold, Inc. as Landlord, as amended.*
     10.13   Lease for 1514 North Main Street, Santa Ana, California, dated as of November 12, 1993, by and between the Registrant as  Tenant and Howard  Gold, Jeff  Gold, Eric J.  Schiffer and Karen  R. Schiffer  as
               Landlord, as amended.*
     10.14   Lease  for 6121 Wilshire Boulevard, Los Angeles, California, dated  as of July 1, 1993, by and between the Registrant as Tenant  and HKJ Gold, Inc.  as Landlord, as amended;  and lease for 6101  Wilshire
               Boulevard,  Los Angeles, California, dated as of December  1, 1995, by and between the Registrant as
               Tenant and David and Sherry Gold as Landlord, as amended.*


- ------------

 * Previously filed.

EXHIBIT NO.                                               DESCRIPTION
- -----------  ------------------------------------------------------------------------------------------------------
     10.15   Lease for 8625  Woodman Avenue,  Arleta, California,  dated as of  July 8,  1993, by  and between  the
               Registrant as Tenant and David and Sherry Gold as Landlord, as amended.*
     10.16   Lease  for 2566  East Florence Avenue,  Walnut Park, California,  dated as  of April 18,  1994, by and between HKJ Gold, Inc. as Landlord and the Registrant as Tenant, as amended.*
     10.17   Lease for 3420 West Lincoln Avenue, Anaheim, California, dated as of March 1, 1996, by and between the
               Registrant as Tenant and HKJ Gold, Inc. as Landlord, as amended.*
     10.18   Master Lease  for  4000 East  Union  Pacific Avenue,  City  of Commerce,  California  ("Warehouse  and
               Distribution  Facility Lease"),  dated as  of December 20,  1993, by  and between  the Registrant as
               Lessee and  TBC Realty  II  Corporation ("TBC")  as Lessor,  together  with Lease  Guaranty  ("Lease
               Guaranty"),  dated December  20, 1993, by  and between  Sherry and David  Gold and  TBC with respect thereto and Letter Agreement, dated December 15,  1993, among Registrant, The Mead Corporation,  TBC and Citicorp Leasing, Inc. with respect to the Lease Guaranty.*
     10.19   Hawaiian  Gardens Indemnity Agreement, dated as  of March 25, 1996, by  and between the Registrant and
               HKJ Gold, Inc.*
     10.20   North Broadway Indemnity Agreement, dated  as of May 1,  1996, by and between  HKJ Gold, Inc. and  the
               Registrant.*
     10.21   Lease  for 2606 North Broadway, Los  Angeles, California, dated as of May  1, 1996, by and between HKJ
               Gold, Inc. as Landlord and the Registrant as Tenant.*
     10.22   Amendments No. 2, 3 and 4 to Business Loan Agreement, dated as of January 4, 1995, March 26, 1996  and
               March  27, 1996, respectively, by and between the  Registrant and Bank of America National Trust and
               Savings Association.
     10.23   Grant Deed concerning 8625 Woodman Avenue, Arleta, California,  dated May 2, 1996, made by David  Gold and Sherry Gold in favor of Au Zone Investments #2, L.P., a California limited partnership.
     10.24   Grant  Deed concerning 6101  Wilshire Boulevard, Los Angeles,  California, dated May  2, 1996, made by
               David Gold  and  Sherry Gold  in  favor  of Au  Zone  Investments  #2, L.P.,  a  California  limited partnership.
     10.25   Grant  Deed concerning 6124 Pacific Boulevard, Huntington Park, California, dated May 2, 1996, made by
               David Gold  and  Sherry Gold  in  favor  of Au  Zone  Investments  #2, L.P.,  a  California  limited partnership.
     10.26   Grant  Deed concerning  14901 Hawthorne Boulevard,  Lawndale, California,  dated May 2,  1996, made by
               Howard Gold, Karen Schiffer  and Jeff Gold in  favor of Au Zone  Investments #2, L.P., a  California limited partnership.
     11.1    Earnings per Share.*
     21.1    Subsidiaries of the Registrant.*
     23.1    Consent of Troop Meisinger Steuber & Pasich, LLP.*
     23.2    Consent of Arthur Andersen LLP.
     24.1    Power of Attorney.*


- ------------

 * Previously filed.


    (b)  Supplementary Financial Statement Schedule:

         Report of Independent Public Accountants on supplementary financial statement schedule.

         Schedule II -- Valuation and qualifying accounts.

    All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the applicable instructions or are inapplicable and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

        (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (b) The undersigned registrant hereby undertakes that:

           (1)  For  the  purposes  of  determining  any  liability  under   the
       Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Commerce, State of California, on May 20, 1996.


                                          99 CENTS ONLY STORES

                                          By           /s/ ERIC SCHIFFER
                                                --------------------------------
                                                         Eric Schiffer
                                                     SENIOR VICE PRESIDENT
                                                         OF OPERATIONS
                                                       AND ADMINISTRATION

    Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURE                                          TITLE                               DATE
- ------------------------------------------  ---------------------------------------------------  ----------------

                            *
    ---------------------------------       Chairman of the Board, Chief Executive Officer and
                David Gold                   President                                             May 20, 1996

                            *
    ---------------------------------       Chief Financial Officer (Principal Financial and
               Carl L. Wood                  Accounting Officer)                                   May 20, 1996

                            *
    ---------------------------------       Senior Vice President of Warehouse Operations and
               Howard Gold                   Director                                              May 20, 1996

            /s/ ERIC SCHIFFER
    ---------------------------------       Senior Vice President of Operations and
              Eric Schiffer                  Administration and Director                           May 20, 1996

                            *
    ---------------------------------       Senior Vice President of Real Estate, MIS and
                Jeff Gold                    Director                                              May 20, 1996

                            *
    ---------------------------------       Director
            William O. Christy                                                                     May 20, 1996

                            *
    ---------------------------------       Director
             Marvin L. Holen                                                                       May 20, 1996

                            *
    ---------------------------------       Director
               Ben Schwartz                                                                        May 20, 1996

       * By:      /s/ ERIC SCHIFFER
               ---------------------------
              Eric Schiffer
             Attorney-in-Fact

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To 99 CENTS Only Stores:

    We have audited in accordance with generally accepted auditing standards, the financial statements of 99 CENTS Only Stores included in this registration statement and have issued our report thereon dated March 9, 1996 (except with regard to the matters discussed in Note 8, as to which the date is May 2, 1996). Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the accompanying index is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                          /s/ ARTHUR ANDERSEN LLP
                                          ARTHUR ANDERSEN LLP


March 9, 1996 (except with regard
to the matters discussed in Note 8,
as to which the date is May 2, 1996)

                              99 CENTS ONLY STORES
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1995

                                                           BEGINNING OF
                                                               YEAR         PROVISION    REDUCTION   END OF YEAR
                                                           -------------  -------------  ---------  -------------
For the year ended December 31, 1995:
  Allowance for doubtful accounts........................  $      42,000  $          --  $   8,000  $      34,000
                                                           -------------  -------------  ---------  -------------
                                                           -------------  -------------  ---------  -------------
  Inventory reserve......................................  $   4,085,000  $          --  $      --  $   4,085,000
                                                           -------------  -------------  ---------  -------------
                                                           -------------  -------------  ---------  -------------

For the year ended December 31, 1994:
  Allowance for doubtful accounts........................  $     111,000  $          --  $  69,000  $      42,000
                                                           -------------  -------------  ---------  -------------
                                                           -------------  -------------  ---------  -------------
  Inventory reserve......................................  $   2,435,000  $   1,650,000  $      --  $   4,085,000
                                                           -------------  -------------  ---------  -------------
                                                           -------------  -------------  ---------  -------------

For the year ended December 31, 1993:
  Allowance for doubtful accounts........................  $      56,000  $      55,000  $      --  $     111,000
                                                           -------------  -------------  ---------  -------------
                                                           -------------  -------------  ---------  -------------
  Inventory reserve......................................  $   2,435,000  $          --  $      --  $   2,435,000
                                                           -------------  -------------  ---------  -------------
                                                           -------------  -------------  ---------  -------------

                                 EXHIBIT INDEX


EXHIBIT NO.                                            DESCRIPTION                                               PAGE
- -----------  -----------------------------------------------------------------------------------------------     -----
      1.1    Form of Underwriting Agreement.*
      3.1    Form of Amended and Restated Articles of Incorporation of the Registrant.......................
      3.2    Amended and Restated Bylaws of the Registrant.*
      4.1    Specimen certificate evidencing Common Stock of the Registrant.................................
      5.1    Opinion of Troop Meisinger Steuber & Pasich, LLP.*
     10.1    Form of Indemnification Agreement and Schedule of Indemnified Parties.*
     10.2    Business Loan Agreement, dated December 2, 1994, by and between the Registrant and Bank of
               America National Trust and Savings Association; and Amendment No. 1 thereto, dated November
               28, 1995.*
     10.3    Form of Tax Indemnification Agreement, between and among the Registrant and the Existing
               Shareholders.................................................................................
     10.4    1996 Stock Option Plan.*
     10.5    Lease for 730 West Foothill Boulevard, Azusa, California, dated as of December 1, 1995, by and between the Registrant as Tenant and HKJ Gold, Inc. as Landlord, as amended.*
     10.6    Lease for 13023 Hawthorne Boulevard, Hawthorne, California, dated April 1, 1994, by and between the Registrant as Tenant and HKJ Gold, Inc. as Landlord, as amended.*
     10.7    Lease for 6161 Atlantic Boulevard, Maywood, California, dated November 11, 1985, by and between the Registrant as Lessee and David and Sherry Gold, among others, as Lessors.*
     10.8    Lease for 14139 Paramount Boulevard, Paramount, California, dated as of March 1, 1996, by and between the Registrant as Tenant and 14139 Paramount Properties as Landlord, as amended.*
     10.9    Release Agreement, dated March 25, 1996, regarding 11382 Beach Boulevard, Stanton, California, by and between the Registrant and 11382 Beach Partnership.*
     10.10   Lease for 6124 Pacific Boulevard, Huntington Park, California, dated January 31, 1991, by and between the Registrant as Tenant and David and Sherry Gold as the Landlord, as amended.*
     10.11   Lease for 14901 Hawthorne Boulevard, Lawndale, California, dated November 1, 1991, by and between Howard Gold, Karen Schiffer and Jeff Gold, dba 14901 Hawthorne Boulevard Partnership
               as Landlord and the Registrant as Tenant, as amended.*
     10.12   Lease for 5599 Atlantic Avenue, North Long Beach, California, dated August 13, 1992, by and between the Registrant as Tenant and HKJ Gold, Inc. as Landlord, as amended.*
     10.13   Lease for 1514 North Main Street, Santa Ana, California, dated as of November 12, 1993, by and between the Registrant as Tenant and Howard Gold, Jeff Gold, Eric J. Schiffer and Karen R.
               Schiffer as Landlord, as amended.*
     10.14   Lease for 6121 Wilshire Boulevard, Los Angeles, California, dated as of July 1, 1993, by and between the Registrant as Tenant and HKJ Gold, Inc. as Landlord, as amended; and lease for
               6101 Wilshire Boulevard, Los Angeles, California, dated as of December 1, 1995, by and between the Registrant as Tenant and David and Sherry Gold as Landlord, as amended.*
     10.15   Lease for 8625 Woodman Avenue, Arleta, California, dated as of July 8, 1993, by and between the
               Registrant as Tenant and David and Sherry Gold as Landlord, as amended.*

EXHIBIT NO.                                            DESCRIPTION                                               PAGE
- -----------  -----------------------------------------------------------------------------------------------     -----
     10.16   Lease for 2566 East Florence Avenue, Walnut Park, California, dated as of April 18, 1994, by and between HKJ Gold, Inc. as Landlord and the Registrant as Tenant, as amended.*
     10.17   Lease for 3420 West Lincoln Avenue, Anaheim, California, dated as of March 1, 1996, by and between the Registrant as Tenant and HKJ Gold, Inc. as Landlord, as amended.*
     10.18   Master Lease for 4000 East Union Pacific Avenue, City of Commerce, California ("Warehouse and
               Distribution Facility Lease"), dated as of December 20, 1993, by and between the Registrant as Lessee and TBC Realty II Corporation ("TBC") as Lessor, together with Lease Guaranty
               ("Lease Guaranty"), dated December 20, 1993, by and between Sherry and David Gold and TBC with respect thereto and Letter Agreement, dated December 15, 1993, among Registrant, The
               Mead Corporation, TBC and Citicorp Leasing, Inc. with respect to the Lease Guaranty.*
     10.19   Hawaiian Gardens Indemnity Agreement, dated as of March 25, 1996, by and between the Registrant and HKJ Gold, Inc.*
     10.20   North Broadway Indemnity Agreement, dated as of May 1, 1996, by and between HKJ Gold, Inc. and the Registrant.*
     10.21   Lease for 2606 North Broadway, Los Angeles, California, dated as of May 1, 1996, by and between
               HKJ Gold, Inc. as Landlord and the Registrant as Tenant.*
     10.22   Amendments No. 2, 3 and 4 to Business Loan Agreement, dated as of January 4, 1995, March 26,
               1996 and March 27, 1996, respectively, by and between the Registrant and Bank of America
               National Trust and Savings Association.......................................................
     10.23   Grant Deed concerning 8625 Woodman Avenue, Arleta, California, dated May 2, 1996, made by David
               Gold and Sherry Gold in favor of Au Zone Investments #2, L.P., a California limited partnership..................................................................................
     10.24   Grant Deed concerning 6101 Wilshire Boulevard, Los Angeles, California, dated May 2, 1996, made by David Gold and Sherry Gold in favor of Au Zone Investments #2, L.P., a California limited partnership..................................................................................
     10.25   Grant Deed concerning 6124 Pacific Boulevard, Huntington Park, California, dated May 2, 1996, made by David Gold and Sherry Gold in favor of Au Zone Investments #2, L.P., a California limited partnership..........................................................................
     10.26   Grant Deed concerning 14901 Hawthorne Boulevard, Lawndale, California, dated May 2, 1996, made by Howard Gold, Karen Schiffer and Jeff Gold in favor of Au Zone Investments #2, L.P., a
               California limited partnership...............................................................
     11.1    Earnings per Share.*
     21.1    Subsidiaries of the Registrant.*
     23.1    Consent of Troop Meisinger Steuber & Pasich, LLP.*
     23.2    Consent of Arthur Andersen LLP.................................................................
     24.1    Power of Attorney.*


- ------------

 * Previously filed.